Exhibit 99.1

For additional information please contact:
Investor Relations
Adrián de los Santos
adelossantos@axtel.com.mx

San Pedro Garza García, Mexico, May 04, 2007 - Axtel, S.A.B. de C.V. (BMV: AXTELCPO; OTC: AXTLY) (“AXTEL”) a Mexican fixed-line integrated telecommunications company released the following selected financial information:

PART I.
a)
Unaudited pro forma consolidated condensed Statements of Operations based on the unaudited financial statements of Axtel, S.A.B. de C.V. and Subsidiaries and the unaudited combined financial statements of Avantel Infraestructura, S. de R.L. de C.V. and Subsidiaries and Avantel, S. de R.L. de C.V. for the years ended December 31, 2006 and 2005,

PART II.
a)	audited combined financial statements of Avantel Infraestructura S. de R.L. de C.V. and Avantel S. de R.L. de C.V. as of December 31, 2005 and 2004 and for the three years ended December 31, 2005, and

b)
unaudited combined financial statements of Avantel Infraestructura S. de R.L. de C.V. and Avantel S. de R.L. de C.V. as of September 30, 2006 and for each of the nine month periods ended September 30, 2005 and September 30, 2006.

About AXTEL
AXTEL is a Mexican telecommunications company that provides local and long distance telephony, broadband Internet, data and built-to-suit communications solutions in 19 cities and long distance telephone services to business and residential customers in over 200 cities. The nineteen cities in which AXTEL currently provides local services are Mexico City, Monterrey, Guadalajara, Puebla, Leon, Toluca, Queretaro, San Luis Potosi, Aguascalientes, Saltillo, Ciudad Juarez, Tijuana, Torreón (Laguna Region), Veracruz, Chihuahua, Celaya, Irapuato, Tampico and Cuernavaca.

Visit AXTEL on the web at www.axtel.com.mx

PART I.

AXTEL, S. A. DE C. V. AND SUBSIDIARIES
 Pro Forma Consolidated Condensed Statements of Operations
Unaudited
For the twelve months ended December 31, 2006 and 2005
 (Thousands of pesos in constant purchasing power as of December 31, 2006, except as noted)

	Dec-05	Dec-06

Rental. Installation, service and other income	$11,277,338	$11,760,590

Local Services		4,788,119
Long Distance		1,374,550
Data and Private Lines		2,202,721
International Traffic		1,666,686
Other		1,728,514

Operating cost and expenses
Cost of sales and services	(4,697,247)	(4,739,279)
Selling and administrative expenses	(3,788,742)	(3,645,372)
Depreciation and amortization	(2,422,525)	(2,579,768)

	(10,908,514)	(10,964,419)

Operating Income (loss)	368,824	796,171

Comprehensive financing result:
Interest expense, net	(1,015,453)	(930,615)
Foreign exchange gain (loss), net	331,978	(26,337)
Monetary position gain	402,605	354,769

Comprehensive financing result, net	(280,870)	(602,183)

Other income (expenses), net	35,739	(32,272)

Income (loss) before income taxes, employees'
profit sharing and equity in results of associated company	123,693	161,716

Income tax	(37,970)	(31,509)
Employee's profit sharing	(2,777)	(3,927)
Deferred income tax	(191,303)	(121,004)
Deferred employees' profit sharing	2,357	5,469

Total income tax and employees' profit sharing	(229,693)	(150,971)

Equity in results of associated company	(2,956)	(599)

Net Income (Loss)	(108,956)	$10,146

EBITDA	$2,791,349	3,375,939

PART II.

PRESENTATION OF AVANTEL’S FINANCIAL

The financial statements presented in here have been prepared in accordance with Mexican financial reporting standards, which we refer to as ‘‘Mexican GAAP.’’ These principles differ in significant respects from U.S. generally accepted accounting principles, which we refer to as ‘‘US GAAP,’’ including, but not limited to, the treatment of the capitalization of pre-operating expenses, the capitalization of interest, vacation expenses, severance, and deferred income taxes and employees’ profit sharing and in the presentation of cash flow information. The following financial statements are included elsewhere in this document:

(a)
the audited combined financial statements of Avantel Infraestructura S. de R.L. de C.V. (“Avantel Infraestructura”) and Avantel S. de R.L. de C.V. (“Avantel Concesionaria”) as of December 31, 2005 and 2004 and for the three years ended December 31, 2005, and

(b)
the unaudited combined financial statements of Avantel Infraestructura S. de R.L. de C.V. and Avantel S. de R.L. de C.V. as of September 30, 2006 and for each of the nine month periods ended September 30, 2005 and September 30, 2006.

Pursuant to Bulletin B-10, ‘‘Recognition of the Effects of Inflation on Financial Information,’’ and Bulletin B-12, ‘‘Statement of Changes in Financial Position,’’ issued by the Mexican Institute of Public Accountants, our consolidated financial statements are reported in period-end pesos to adjust for the inter-period effects of inflation. The presentation of financial information in period-end, or constant, currency units is intended to eliminate the distorting effect of inflation on the financial statements and to permit comparisons across periods in comparable monetary units.

Bulletin B-10 requires us to restate non-monetary assets (other than inventory) using the Mexican national consumer price index. Bulletin B-10 also requires restatement of all financial statements to constant pesos as of the date of the most recent balance sheet presented. Accordingly, all data in the financial statements and in the selected financial data set forth below have been restated in constant pesos as of September 30, 2006. References in this document to ‘‘real’’ amounts are to inflation-adjusted pesos and references to ‘‘nominal’’ amounts are to unadjusted historical pesos. For the nine-month period ended September 30, 2006 and for calendar years 2005, 2004 and 2003, the rates of inflation in Mexico, as measured by changes in the Mexican national consumer price index, published by Banco de México, were 2.5%, 3.3%, 5.2% and 4.0%, respectively.1

When reporting under Mexican GAAP and in accordance with Bulletin B-10, we are required to quantify all financial effects of operating and financing the business under inflationary conditions. For presentation purposes, ‘‘comprehensive financing results’’ refers to the consolidated combined financial effects of:

•	net interest expense or interest income;

•	net gains or losses on monetary position; and

•	net foreign exchange gains or losses.

The gain or loss on monetary position refers to gains or losses realized from holding net monetary assets or liabilities and reflect the impact of inflation on monetary assets and liabilities. For example, a gain in monetary position results from holding net monetary liabilities in pesos during periods of inflation, as the purchasing power of the peso declines over time.

[1]
For the purpose of restating the financial statements and the selected financial data included elsewhere in this document in constant pesos as of September 30, 2006, we used an estimate of 2.3% which was based on the best available information at the time, as the inflation rate for the nine month period ended September 30, 2006.

Net foreign exchange gains or losses reflect the impact of changes in foreign exchange rates on assets and liabilities denominated in currencies other than pesos. A foreign exchange loss arises if a liability is denominated in a foreign currency which appreciates relative to the peso between the time the liability is incurred and the date it is repaid, as the appreciation of the foreign currency results in an increase in the amount of pesos which must be exchanged to repay the specified amount of the foreign currency liability.

The US dollar amounts provided in this offering circular are translations from the peso amounts, solely for the convenience of the reader, at the exchange rate reported by the Banco de Mexico on September 30, 2006 as its noon buying rate for pesos. However, where peso denominated data is given ‘‘in nominal pesos,’’ the amounts provided are the peso amounts actually paid at the time of the expenditure. On September 30, 2006, the noon buying rate for pesos was Ps. 11.0152 per US dollar. These translations should not be construed as representations that the peso amounts represent such US dollar amounts or could be converted into US dollars at the rate indicated as of any dates mentioned in this document.

Sums presented in this document may not add due to rounding.

COMBINED FINANCIAL DATA OF AVANTEL

We derived the following summary historical combined financial data as of December 31, 2004 and 2005 and for the three years ended December 31, 2005 from the audited combined financial statements of Avantel Concesionaria and Avantel Infraestructura (collectively, "Avantel"), on a consolidated basis with its subsidiaries, included elsewhere in this document. We derived the summary historical combined financial data as of September 30, 2006 and for the nine-month periods ended September 30, 2005 and September 30, 2006, from the unaudited combined financial statements of Avantel included elsewhere in this document.

						Unaudited Convenience Translation
	Year Ended December 31,			Unaudited Nine Months Ended September 30,
	2003	2004	2005	2005	2006	Year Ended December 31, 2005	Nine Months Ended September 30, 2006
						(US$ in millions as of September 30, 2006)
	(Constant Ps. in millions as of September 30, 2006)

Statement of Income Data:
Revenues	Ps. 6,130.1	Ps. 5,755.9	Ps. 6,003.9	Ps. 4,578.8	Ps. 4,299.7	US$ 545.1	US$ 390.3
Cost of sales and operating expenses	(7,024.8)	(7,121.8)	(6,717.7)	(5,071.0)	(4,704.2)	(609.9)	(427.1)
Income (loss) from operations	(894.7)	(1,365.9)	(713.8)	(492.2)	(404.5)	(64.8)	(36.7)
Interest expense, net	(520.0)	(474.2)	(451.0)	(347.3)	(371.3)	(40.9)	(33.7)
Foreign exchange gain (loss), net	(589.7)	(25.7)	95.6	80.8	(44.7)	8.7	(4.1)
Monetary position	279.6	296.1	154.1	99.9	89.5	14.0	8.1
Other income (expense), net	(22.9)	131.3	27.8	13.2	(13.3)	2.5	(1.2)
Income (loss) before income taxes, employee profit sharing, equity in loss of associated company and extraordinary item	(1,747.8)	(1,438.4)	(887.3)	(645.7)	(744.3)	(80.6)	(67.6)
Income tax and employee profit sharing benefit (expense)	(317.7)	(91.5)	(66.7)	(41.7)	(43.8)	(6.1)	(4.0)
Equity in loss of associated company	(2.2)	(1.9)	(2.9)	(2.3)	(3.4)	(0.3)	(0.3)
Extraordinary item	—	40.9	—	—	—	—	—
Net income (loss)	Ps. (2,067.6)	Ps. (1,490.9)	Ps. (956.9)	Ps. (689.7)	Ps. (791.5)	US$(86.9)	US$(71.9)

Other Data:
Depreciation and amortization	Ps. 1,773.7	Ps. 1,986.6	Ps. 1,687.9	Ps. 1,244.9	Ps. 1,256.0	US$ 153.2	US$ 114.0
Investment in fixed assets (end of period)	211.2	174.2	529.7	369.1	1,011.3	48.1	91.8
Resources provided (used):
Operating activities	431.4	886.8	481.8	34.7	581.7	43.7	52.8
Investing activities	(211.4)	84.1	(628.5)	(464.6)	(1,063.5)	(57.1)	(96.5)
Financing activities	(385.7)	(1,035.6)	152.8	297.9	318.0	13.9	28.9
Total resources provided (used)	Ps. (165.7)	Ps. (64.6)	Ps. 6.0	Ps. (132.0)	Ps. (163.8)	US$ 0.5	US$(14.9)
Adjusted EBITDA(1)	Ps. 879.0	Ps. 620.7	Ps. 974.1	Ps. 752.7	Ps. 851.5	US$ 88.4	US$ 77.3
Adjusted EBITDA Margin	14.3%	10.8%	16.2%	16.4%	19.8%	16.2%	19.8%

				Unaudited Convenience Translation
	As of December 31,		Unaudited As of September 30,	As of December 31,	Nine Months Ended September 30,
	2004	2005	2006	2005	2006
	(Constant Ps. in millions as of September 30, 2006)			(US$ in millions as of September 30, 2006)
Balance Sheet Data:
Cash and cash equivalents	Ps. 161.2	Ps. 167.2	Ps. 3.4	US$15.2	US$0.3
Net working capital investment(2)	(1,249.2)	(923.3)	(744.4)	(83.8)	(67.6)
Total assets	10,860.6	10,246.1	9,732.1	930.2	883.5
Total debt	6,207.0	2,473.2	2,795.0	224.5	253.7
Total liabilities	8,439.5	4,895.3	5,172.7	444.4	469.6
Total shareholders' equity	2,421.1	5,350.8	4,559.3	485.8	413.9
Net assets(3)	7,431.0	7,035.3	7,108.1	638.7	645.3
Capital stock	16,578.2	5,548.6	5,548.6	503.7	503.7

(1)
EBITDA, a measure expected to be used by management to measure operating performance, is defined as net income plus interest, taxes, employee profit sharing, depreciation and amortization. Adjusted EBITDA is defined as EBITDA further adjusted to exclude unusual items and other adjustments. Such supplementary adjustments to EBITDA may not be in accordance with current SEC practice or with regulations adopted by the SEC that apply to registration statements filed under the Securities Act and periodic reports filed under the Exchange Act.

(2)	"Net working capital investment" is determined in Mexican pesos by subtracting from current assets, cash, income tax payable, accounts payable and other accounts payable.

(3)	"Net assets" is determined by adding property, systems and equipment, net and Net working capital investment.

Adjusted EBITDA Reconciliation of Avantel

The following table reconciles EBITDA, as presented above, to net income (loss) and further reconciles Adjusted EBITDA to EBITDA.

						Unaudited Convenience Translation
	Year Ended December 31,			Unaudited Nine Months Ended September 30,		As of December 31,	Nine Months Ended September 30,
	2003	2004	2005	2005	2006	2005	2006
	(Constant Ps. in millions as of September 30, 2006)					(US$ in millions as of September 30, 2006)
Net loss	Ps.(2,067.6)	Ps.(1,490.9)	Ps.(956.9)	Ps.(689.7)	Ps.(791.5)	US$(86.9)	US$(71.9)
Depreciation and amortization	1,773.7	1,986.6	1,687.9	1,244.9	1,256.0	153.2	114.0
Interest expense, net	520.0	474.2	451.0	347.3	371.3	40.9	33.7
Income tax and employee profit sharing expense	317.7	91.5	66.7	41.7	43.8	6.1	4.0
EBITDA	543.8	1,061.4	1,248.7	944.3	879.6	113.4	79.9
Foreign exchange (gain) loss, net	589.7	25.7	(95.6)	(80.8)	44.7	(8.7)	4.1
Monetary position	(279.6)	(296.1)	(154.1)	(99.9)	(89.5)	(14.0)	(8.1)
Other (income) expense, net	22.9	(131.3)	(27.8)	(13.2)	13.3	(2.5)	1.2
Equity in loss of associated company	2.2	1.9	2.9	2.3	3.4	0.3	0.3
Extraordinary items	—	(40.9)	—	—	—	—	—
Adjusted EBITDA	Ps. 879.0	Ps. 620.7	Ps. 974.1	Ps. 752.7	Ps. 851.5	US$ 88.4	US$ 77.3

COMBINED FINANCIAL STATEMENTS OF AVANTEL INFRAESTRUCTURA,
 S. DE R.L. DE C.V. AND AVANTEL, S. DE R.L. DE C.V.

Unaudited Combined Financial Statements

Limited Review Report of Independent Auditors	F-1
Unaudited Combined Balance Sheet as of September 30, 2006	F-2
Unaudited Combined Statements of Operations for the nine-month ended September 30, 2006 and 2005	F-4
Unaudited Combined Statements of Stockholders’ Equity for the nine-month period ended of September 30, 2006 and 2005	F-5
Unaudited Combined Statements of Changes in Financial Position for the nine-month period ended September 30, 2006 and 2005	F-6
Notes to Unaudited Combined Financial Statements	F-8

Independent Auditors’ Limited Review Report

The Board of Managers and the Partners
Avantel Infraestructura, S. de R. L. de C. V.
 and Avantel, S. de R. L. de C. V.:

We have reviewed the accompanying unaudited combined balance sheet of Avantel Infraestructura, S. de R. L. de C. V. and subsidiaries and Avantel, S. de R. L. de C. V., hereinafter ‘‘the Company’’, as of September 30, 2006, and the related unaudited combined statements of operations, stockholders’ equity and changes in financial position for the nine-month periods ended September 30, 2006 and 2005. The audited combined balance sheet as of December 31, 2005 has been included only for comparative purposes. These unaudited combined financial statements are the responsibility of the Company’s management.

The combined financial statements for the years ended December 31, 2005 and 2004, were audited by us and we expressed an unqualified opinion on them in our report dated March 31, 2006, but we have not performed any auditing procedures since that date.

We conducted our review in accordance with standards established by the Mexican Institute of Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters, reading minutes of stockholders and board of directors meetings, and understanding the system established for preparing interim financial statements. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in Mexico, the objective of which is the expression of an opinion regarding the financial statements taken as whole. Accordingly, we do not express such an opinion.

As explained in note 12(d) to the unaudited interim combined financial statements, on October 26, 2006, Banco Nacional de México, S. A. (‘‘Banamex’’) and Axtel, S. A. de C. V. (‘‘Axtel’’) entered into a letter of intent, whereby Axtel expressed its intention to acquire the Company for 500 million dollars, as follows: 310 million cash payment to the Company’s stockholders and assumption of a net debt of 190 million. The Company expects this transaction will be completed before December 31, 2006, subject to the approval of the Shareholders’ Meeting of Axtel, government authorizations and the signing of the final documentation.

Based on our review, we are not aware of any material modifications that should be made to the accompanying unaudited interim combined financial statements referred to above for them to be in conformity with Mexican Financial Reporting Standards.

KPMG CARDENAS DOSAL, S. C.

Arturo García Barragán

November 10, 2006

AVANTEL INFRAESTRUCTURA, S. DE R. L. DE C. V. AND SUBSIDIARIES
AND AVANTEL, S. DE R. L. DE C. V.
Combined Balance Sheets
September 30, 2006 and December 31, 2005
(Thousands of constant Mexican pesos as of September 30, 2006)
	September 30, 2006 Unaudited	December 31, 2005
Assets
Current assets:
Cash and cash equivalents	Ps. 3,376	167,218
Accounts receivable:
Trade, net	728,924	791,016
Recoverable taxes, mainly income tax and value added tax	193,688	206,183
MCI Communications Corp., net – Shareholder	79,314	138,120
Conectividad Inalámbrica 7GHZ, S. de R. L. de C. V. – Associated company (note 2(b))	—	25,500
Other	64	—
	1,001,990	1,160,819
Inventories	42,235	32,426
Prepaid expenses	85,178	82,392
Total current assets	1,132,779	1,442,855
Investment in shares of associated company (note 2(b))	10,655	—
Property, telecommunications equipment, furniture and leasehold improvements, net (note 5)	7,852,510	7,958,628
Concessions, circuit installation expenses and other assets, net (note 6)	640,332	758,116
Deferred income taxes and employee statutory profit sharing (note 9)	—	10,372
Derivative financial instruments (note 4)	24,688	—
Guaranty deposits and other assets, net	71,124	76,112
	Ps. 9,732,088	10,246,083
Liabilities and Stockholders' Equity
Current liabilities:
Current installments of long-term debt (note 7)	Ps. 463,967	384,625
Current installments of obligations under capital leases (notes 2(b) and 8)	203,812	—
Trade accounts payable and accrued expenses	1,422,744	1,951,860
Interest payable	—	597
Income and asset taxes and employee statutory profit sharing	2,444	6,498

	September 30, 2006 Unaudited	December 31, 2005
Banco Nacional de México, S. A., Shareholder- including current installments of long-term advances received, net (note 2(b))	472,145	240,605
Conectividad Inalámbrica 7GHZ, S. de R. L. de C. V. – Associated company (note 2(b))	1,197	—
Deferred revenue	119,528	165,267
Total current liabilities	2,685,837	2,749,452
Banco Nacional de México, S. A., Shareholder – Long-term advances received (note 2(b))	274,610	—
Deficit in investment in shares of associated company (note 2(b))	—	9,990
Obligations under capital leases, excluding current installments (notes 2(b) and 8)	325,945	—
Long-term debt, excluding current installments (note 7)	1,801,284	2,087,964
Deferred income and asset taxes and employee statutory profit sharing (note 9)	1,246	—
Seniority premiums and other post retirement benefits	83,827	47,868
Total liabilities	5,172,749	4,895,274
Stockholders' equity (note 10):
Capital stock – Avantel Infraestructura, S. de R. L. de C. V.	5,276,572	5,276,572
Capital stock – Avantel, S. de R. L. de C. V.	272,003	272,003
Deficit	(1,763,034)	(971,564)
Cumulative deferred income taxes	774,050	774,050
Equity adjustment for non-monetary assets	(252)	(252)
Total stockholders' equity	4,559,339	5,350,809
Commitments and contingent liabilities (note 11)
Subsequent events (note 12)
	Ps. 9,732,088	10,246,083

See accompanying condensed notes to combined financial statements.

AVANTEL INFRAESTRUCTURA, S. DE R. L. DE C. V. AND SUBSIDIARIES
 AND AVANTEL, S. DE R. L. DE C. V.
Combined Statements of Operations
Unaudited
Nine-month periods ended September 30, 2006 and 2005
(Thousands of constant Mexican pesos as of September 30, 2006)

	2006	2005
Revenues from telecommunication services, net (including related parties for Ps. 1,384,945 in 2006 and Ps. 1,516,298 in 2005)	Ps. 4,299,662	4,578,835
Operating expenses:
Cost of services	2,253,409	2,638,362
Administrative and selling	1,194,789	1,187,777
Depreciation and amortization (notes 5 and 6)	1,256,009	1,244,902
Total operating expenses	4,704,207	5,071,041
Loss from operations	(404,545)	(492,206)
Comprehensive financial results:
Interest income	3,596	7,563
Hedging activities (note 4)	19,530	—
Interest expense (notes 6, 7 and 8)	(394,421)	(354,911)
Foreign exchange (loss) gain, net	(44,733)	80,797
Monetary position gain	89,532	99,919
Comprehensive financial results, net	(326,496)	(166,632)
Other (expenses) income, net	(13,307)	13,151
Loss before income taxes, employee statutory profit sharing and equity in loss of associated company	(744,348)	(645,687)
Income taxes (note 9):
Current	(30,168)	(28,469)
Deferred	(12,245)	(12,885)
Total income taxes	(42,413)	(41,354)
Employee statutory profit sharing (note 9):
Current	(2,280)	(2,129)
Deferred	925	1,815
Total employee statutory profit sharing	(1,355)	(314)
Equity in loss of associated company	(3,354)	(2,297)
Net loss	Ps. (791,470)	(689,652)

AVANTEL INFRAESTRUCTURA, S. DE R. L. DE C. V. AND SUBSIDIARIES
AND AVANTEL, S. DE R. L. DE C. V.
Combined Statements of Stockholders' Equity
Unaudited
Nine-month periods ended September 30, 2006 and 2005
(Thousands of constant Mexican pesos as of September 30, 2006)

	Capital stock Avantel Infraestructura	Avante	Deficit	Cumulative deferred income tax	Equity adjustment for non-monetary assets	Total stockholders' equity
Balances at December 31, 2004	Ps. 16,306,232	272,003	(14,930,897)	774,050	(252)	2,421,136
Reduction of capital stock (note 10)	(14,916,278)	—	14,916,278	—	—	—
Increase in capital stock (note 10)	3,886,618	—	—	—	—	3,886,618
Net comprehensive loss from January 1 to September 30, 2005	—	—	(689,652)	—	—	(689,652)
Balances at September 30, 2005	5,276,572	272,003	(704,271)	774,050	(252)	5,618,102
Net comprehensive loss from October 1 to December 31, 2005	—	—	(267,293)	—	—	(267,293)
Balances at December 31, 2005	5,276,572	272,003	(971,564)	774,050	(252)	5,350,809
Net comprehensive loss from January 1 to September 30, 2006	—	—	(791,470)	—	—	(791,470)
Balances at September 30, 2006	Ps. 5,276,572	272,003	(1,763,034)	774,050	(252)	4,559,339

AVANTEL INFRAESTRUCTURA, S. DE R. L. DE C. V. AND SUBSIDIARIES
AND AVANTEL, S. DE R. L. DE C. V.
Combined Statements of Changes in Financial Position
Unaudited
Nine-month periods ended September 30, 2006 and 2005
(Thousands of constant Mexican pesos as of September 30, 2006)

	2006	2005
Operating activities:
Net loss	Ps. (791,470)	(689,652)
Add charges (deduct credits) to operations not requiring
(providing) funds:
Depreciation and amortization	1,256,009	1,244,902
Deferred income taxes and employee statutory profit sharing	11,320	11,070
Financial instruments hedging	(6,594)	—
Write-off of loan issuance costs	—	33,976
Gain on sale of property and telecommunications equipment	(13,685)	—
Equity in loss of associated company	3,354	2,297
Accrual for seniority premiums and other post retirement
benefits	7,121	11,187
Resources provided by operations	466,055	613,780
Net financing from (investing in) operating accounts:
Trade receivables, net	62,091	(146,382)
Recoverable taxes, mainly income tax and value added tax	12,495	(108,023)
Accounts receivable from and payable to related parties and
shareholders, net	591,654	(206,627)
Other receivables	(64)	(136)
Inventories	(9,809)	22,864
Prepaid expenses	(2,787)	(31,447)
Accounts payable, accrued expenses and deferred revenue	(533,855)	(97,590)
Income and asset taxes and employee statutory profit sharing	(4,054)	(11,761)
Resources provided by operating activities	581,726	34,678
Financing activities:
Syndicated loan	—	2,485,142
Capitalization of shareholders' loan	—	(3,886,618)
Obligations under capital leases	651,811	—
Principal payments on loans and interest	(207,337)	(2,187,197)
Principal payments on obligations under capital leases	(124,119)	—
Increase in capital stock	—	3,886,618
Payments of seniority premiums and other post retirement benefits	(2,379)	—
Resources provided by financing activities	317,976	297,945

	2006	2005
Investing activities:
Investment in derivative financial instruments	(24,689)	—
Investment in shares of associated company	(24,000)	—
Capital expenditures – telecommunications equipment and leasehold improvements	(1,011,293)	(369,114)
Proceeds from sale of leasehold improvements and telecommunications equipment	65,836	—
Concessions, circuit installation expenses and other assets, net	(74,386)	(81,739)
Guaranty deposits and other assets, net	4,988	(13,730)
Resources used in investing activities	(1,063,544)	(464,583)
Decrease in cash and cash equivalents	(163,842)	(131,960)
Cash and cash equivalents:
At beginning of period	167,218	161,187
At end of period	Ps. 3,376	29,227

AVANTEL INFRAESTRUCTURA, S. DE R. L. DE C. V. AND SUBSIDIARIES
AND AVANTEL, S. DE R. L. DE C. V.

Condensed Notes to Combined Financial Statements
Unaudited
September 30, 2006 and 2005
(Thousands of constant Mexican pesos as of September 30, 2006, except otherwise noted)

(1)	Basis of presentation-

The combined financial statements include the unaudited consolidated financial statements of Avantel Infraestructura, S. de R. L. de C. V. (‘‘Avantel Infraestructura’’) and subsidiaries and the unaudited financial statements of Avantel, S. de R. L. de C. V. (‘‘Avantel’’), and have been prepared in accordance with the Mexican Financial Reporting Standards (MFRS). Management believes the unaudited combined financial statements represent a reasonable presentation, since the business is reported as a whole (concessions and infrastructure). The combined entities are affiliated companies under a common management and with dependent financial and operating policies.

Therefore, the unaudited interim combined financial statements and related footnotes disclose information included in the unaudited consolidated financial statements of Avantel Infraestructura and the unaudited financial statements of Avantel. Significant intercompany transactions and balances have been identified and eliminated in combination.

The unaudited combined financial statements and the related footnotes must be read and analyzed in conjunction with the combined financial statements and related footnotes for the years ended December 31, 2005, 2004 and 2003.

For purposes of these notes to unaudited combined financial statements, Avantel Infraestructura and Avantel are jointly referred to as ‘‘the Company’’.

The audited combined balance sheet as of December 31, 2005 has been included only for comparative purposes.

On November 10, 2006, Mr. Rafael Serrano Salazar, Director of Administration and Finance, authorized the issuance of the accompanying unaudited financial statements and related condensed footnotes.

(2)	Description of business and summary of significant issues-

(a)	Description of business-

Beginning June 30, 2005, the main activity of Avantel Infraestructura is the leasing of its infrastructure and network to Avantel.

Beginning June 30, 2005, the main activity of Avantel is rendering public telecommunication services in Mexico, including domestic and international long-distance call services, as well as transmission of data and video, and acting as a representative partner in the joint-venture mentioned below.

Avantel Infraestructura and certain subsidiaries as partners, together with Avantel as a representative partner of the Joint Venture, entered into a Joint Venture agreement to permit Avantel provide services and operate Avantel Infraestructura’s public telecommunications network. Under this agreement, Avantel Infraestructura contributed the concessioned network, and the other associates contributed the customer agreements, as well as support and human resources services.

As a result of the above, Avantel Infraestructura entered into an agreement with Avantel to transfer the concession rights granted by the Secretaría de Comunicaciones y Transportes (‘‘SCT’’).

(b)	Significant issues-

Changes in business organization-

At the General Stockholders’ Meeting of Avantel, S. A. held on February 1, 2006, it was agreed to transform the Company from a ‘‘Corporation’’ (Sociedad Anónima) to a ‘‘Limited Partnership of Variable Capital’’ (Sociedad de Responsabilidad Limitada de Capital Variable). Currently, the entity’s name is Avantel, S. de R. L. de C. V.

At the General Stockholders’ Meeting of Avantel Infraestructura, S. A. held on February 1, 2006, it was agreed to transform the Company from a ‘‘Corporation’’ (Sociedad Anónima) to a ‘‘Limited Partnership of Variable Capital’’. Currently, the entity’s name is Avantel Infraestructura, S. de R. L. de C. V.

Capacity lease agreement through dedicated infrastructure with Telmex-

On January 2, 2006 the Company and Teléfonos de México, S. A. de C. V. (‘‘Telmex’’) entered into an irrevocable agreement for the exclusive lease of capacity, including management and maintenance activities for a minimum term of three years. The purpose of the agreement is leasing certain dedicated means for transportation of data, connected from the Company’s installations to those of Telmex in certain cities in Mexico for an approximate consideration of Ps. 769,000, payable monthly. Upon expiration of the compulsory term, the agreement shall be for an undefined period, and may be terminated by mutual agreement of the parties (see note 8).

Agreements for the prepayment of services to be rendered to Banamex-

On June 27, 2006 the Company and Banco Nacional de México, S. A. (‘‘Banamex’’) entered into an agreement for the prepayment of telecommunication services to be provided from July 1, 2006 to July 31, 2007. The advance payment amounted to Ps. 396,552, and Banamex charged Ps. 22,891, based on the 91-day TIIE rate of 7.325% plus a spread of three points, representing an annual rate of 10.325%. At September 30, 2006, the net remaining balance amounts to Ps. 283,770 and is included under the short-term account payable to Banamex. As part of this agreement, on June 30, 2006 Avantel signed an addendum for the rendering of MultiProtocol Label Switching (‘‘MPLS’’) services.

On September 29, 2006 the Company and Banamex entered into another agreement for the prepayment of telecommunication services from August 1, 2007 to July 15, 2008. The advance payment amounted to Ps. 350,746, and Banamex charged Ps. 48,648, based on the 91-day TIIE rate of 7.455% plus a spread of three hundred basic base points, representing an annual rate of 10.455%. At September 30, 2006, the net remaining balance amounts to Ps. 302,098, of which Ps. 27,488 is short-term and Ps. 274,610 is long-term, included under accounts payable to Banamex.

In addition, on September 29, 2006 the Company and Banamex entered into another agreement for the prepayment of maintenance of telecommunications equipment from September 1, 2006 to September 30, 2007. The advance payment amounted to Ps. 54,106, and Banamex charged Ps. 3,117, based on the 91-day TIIE rate of 7.455% plus a spread of three hundred basic base points, representing an annual rate of 10.455%. At September 30, 2006 the net remaining balance amounts to Ps. 46,938 and is included under short-term accounts payable to Banamex.

Resolution of interconnection conditions by the COFETEL-

On August 31, 2006, the Federal Telecommunications Commission (‘‘COFETEL’’) issued a resolution that sets forth the interconnection conditions not agreed upon between Alestra, S. de R. L. de C. V. (‘‘Alestra’’), Radiomóvil DIPSA, S.A. de C. V. (‘‘Telcel’’) and Avantel, which establishes the interconnection rates that Alestra and Avantel should pay Telcel for commuted termination services of mobile telephone users under the ‘‘caller pays’’ (el que llama paga) model during the period from January 1, 2005 to December 31, 2010. As a result, at September 30, 2006 the Company has an account receivable from Telcel for Ps. 29,829.

AVANTEL INFRAESTRUCTURA, S. DE R. L. DE C. V. AND SUBSIDIARIES
AND AVANTEL, S. DE R. L. DE C. V.

Condensed Notes to Combined Financial Statements
Unaudited
September 30, 2006 and 2005
(Thousands of constant Mexican pesos as of September 30, 2006, except otherwise noted)

Debt capitalization -

On September 29, 2006, Avantel and Alestra Telecomunicaciones Inalámbricas, S. de R. L. de C. V. increased in $48,000 the capital stock of Conectividad Inalámbrica 7GHZ, S. de R. L. de C. V., associated company, by capitalizing equal amounts of liabilities.

Liquidity-

At September 30, 2006 the unaudited combined balance sheet shows an excess of current liabilities over current assets of Ps. 1,553,058. As a result of the agreement mentioned in note 12(d), the Company believes it will have no trouble to settle its liabilities on time.

(3)	Summary of significant accounting policies-

(a)	Financial statement presentation and disclosure-

The accompanying unaudited combined balance sheet as of September 30, 2006, and the related unaudited combined statements of operations, stockholders’ equity and changes in financial position for the nine-month periods ended September 30, 2006 and 2005 have been prepared in accordance with the same accounting policies described in the notes to the combined financial statements as of December 31 of 2005, 2004 and 2003 (not included herewith), and in accordance with MFRS. These combined financial statements include the recognition of the effects of inflation on the financial information, and are expressed in thousands of Mexican pesos of constant purchasing power as of September 30, 2006, based on the Mexican National Consumer Price Index (NCPI) published by Banco de México.

The indexes used in recognizing inflation were as follows:

	NCPI	Inflation
September 30, 2006	119.0502*	2.36%
December 31, 2005	116.3010	1.58%
September 30, 2005	114.4840	1.72%
December 31, 2004	112.5500	1.76%
September 30, 2004	110.6020	3.37%

*	Estimated by the Company

The annual cumulative inflation, as of September 30, 2006 and 2005, was 3.98% and 3.50%, respectively.

The preparation of the combined unaudited financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the unaudited combined financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the carrying amount of tangible and intangible assets, including the useful lives of the assets; assessing the amount and timing of service costs, the collectibility of accounts receivable, projected future cash flows, and the amounts of liabilities, litigation and contingent liabilities, among others. The Company’s estimates are based on past experience, current conditions and various other assumptions that are believed to be reasonable under the circumstances.

AVANTEL INFRAESTRUCTURA, S. DE R. L. DE C. V. AND SUBSIDIARIES
AND AVANTEL, S. DE R. L. DE C. V.

Condensed Notes to Combined Financial Statements
Unaudited
September 30, 2006 and 2005
(Thousands of constant Mexican pesos as of September 30, 2006, except otherwise noted)

In assessing the recoverability of property, telecommunications equipment and other long-lived assets, the Company has made certain estimates of the level of future operating revenues and operating margins that exceed those historically generated by the Company. Should the Company be unable to achieve these increased levels of operating revenues and operating margins, this may have an effect on the carrying amounts of its long-lived assets.

According to the Company’s management, all adjustments recurring in nature and deemed necessary have been included to reasonably report the unaudited interim combined financial statements taken as a whole. The unaudited interim financial statements as of September 30, 2006 and 2005 must be read in conjunction with the Company’s combined annual financial statements for the years ended December 31, 2005, 2004 and 2003, since certain information and disclosures commonly included in the financial statements prepared in conformity with MFRS have been condensed and or omitted in these unaudited combined financial statements and unaudited condensed footnote disclosure.

For purposes of disclosure, the term ‘‘pesos’’ or the symbol ‘‘Ps. ’’ means thousands of Mexican pesos, and dollars or US$ means thousands of US dollars.

The exchange rate of the peso to the dollar, as of September 30, 2006, December 31, 2005 and September 30, 2005, was Ps. 11.0502, Ps. 10.7109 and Ps. 10.8131, respectively. At November 10, 2006 the exchange rate was Ps. 10.8632.

(b)	Principles of consolidation of Avantel Infraestructura and subsidiaries-

Avantel Infraestructura’s unaudited consolidated financial statements include the financial statements of Avantel Infraestructura, S. de R. L. de C. V. and its subsidiaries, in which it owns 99.99% of stockholders’ equity. Significant intercompany balances and transactions have been eliminated in consolidation. The consolidation was based on the unaudited financial statements of the subsidiaries, which have been prepared under MFRS.

(4)	Derivative financial instruments-

To reduce the risks from changes in interest rates and foreign exchange rates related to a dollar-denominated Libor-based loan, the Company uses selected derivative financial instruments, such as interest rate swaps and foreign exchange rate swaps (Cross Currency Swaps or CCS).

All rights and obligations arising from derivative financial instruments are reported at fair value on the balance sheet. The fair value of the CCS is determined by the Company from the bank counterparties with whom the CCS have been contracted.

The Company does not use hedge accounting; therefore, the CCS are treated as economic hedges (speculative for accounting purposes).

Changes in the fair value of derivative financial instruments are reported as an asset (gain) or a liability (loss) in the balance sheets and in operations, as part of the comprehensive financial results. As of September 30, 2006, the Company recognized a gain of Ps. 19,530 in the comprehensive financial results in connection with the five CCS mentioned in the following paragraph.

In March 2006, the Company entered into currency hedging agreements to reduce the risk of changes in interest rates and foreign exchange rates with ABN AMRO Bank N. V. (ABN), Banamex and Standard Bank, effective from March 30, 2006. These agreements reduce the risk of foreign exchange rates of 82% of the tranche contracted in dollars of the syndicated loan amounting to 120 million dollars. The last amortization of this loan is not covered. The hedging agreements effectively substitute the interest rate in

AVANTEL INFRAESTRUCTURA, S. DE R. L. DE C. V. AND SUBSIDIARIES
AND AVANTEL, S. DE R. L. DE C. V.

Condensed Notes to Combined Financial Statements
Unaudited
September 30, 2006 and 2005
(Thousands of constant Mexican pesos as of September 30, 2006, except otherwise noted)

dollars at LIBOR plus the applicable margin or interest for TIIE rate plus an applicable margin for a fixed rate in pesos, as follows:

Institution	Notional in millions of dollars	%	Exchange rate	Cash flows at fixed rate to deliver	Cash flows at variable rate to deliver	Cash flows at variable rate to receive
ABN (a)	40	33.34	Ps. 10.70	10.19%	—	Libor 3 months+2.75%
ABN (a)	10	8.33	Ps. 10.90	10.39%	—	Libor 3 months+2.75%
ABN (b)	15	12.50	Ps. 10.99		TIIE 28 days+2.02%	Libor 3 months+2.75%
Banamex (b)	40	33.33	Ps. 10.89		TIIE 91 days+2.00%	Libor 3 months+2.75%
Standard (b)	15	12.50	Ps. 11.00		TIIE 28 days+1.99%	Libor 3 months+2.75%
	120	100.00

(a)	Amortizable Cross Currency Swaps paying a variable rate in dollars and receiving a fixed rate in pesos-

The Company contracted two amortizable CCS with an initial notional amount of 40 and 10 million dollars, respectively, where the Company receives dollars at 3-month Libor plus 2.75%, and pays Mexican pesos at a 10.19% and 10.39%, respectively. Although these swaps are to hedge changes in cash flows associated with the payment of interest and amortizations of dollar-denominated liabilities of US$50 million (syndicated loan) recognized on the balance sheet, these derivatives were designated as economic hedges.

(b)	Amortizable Cross Currency Swaps paying a variable rate in dollars and receiving a variable rate in pesos-

The Company contracted three amortizable CCS with an initial notional amount of 40, 15 and US$15 million, respectively, where the Company receives dollars at 3-month variable Libor plus 2.75% for each of the CCS and pays a variable rate in pesos: 91-day TIIE plus 2.00%, 28-day TIIE plus 2.02% and 28-day TIIE plus 1.99%, respectively.

Since the last amortization of the syndicated loan is not covered, in conformity with the provisions of MFRS C-10 these derivatives do not qualify as a fair value hedge and, therefore, are treated as economic hedges.

(c)	Embedded derivatives-

As of September 30, 2006, the Company valued the embedded derivatives arising from services and real property lease agreements with dollar-denominated payments, and identified and segregated such embedded derivatives (forward FX contracts), which were marked to market. Due to their immateriality, the Company did not record the related liability.

AVANTEL INFRAESTRUCTURA, S. DE R. L. DE C. V. AND SUBSIDIARIES
AND AVANTEL, S. DE R. L. DE C. V.

Condensed Notes to Combined Financial Statements
Unaudited
September 30, 2006 and 2005
(Thousands of constant Mexican pesos as of September 30, 2006, except otherwise noted)

(5)	Property, telecommunications equipment, furniture and leasehold improvements-

Property, telecommunications equipment, furniture and leasehold improvements is analyzed as follows:

	September 30, 2006	December 31, 2005
	(Unaudited)
Buildings	Ps. 96,982	95,042
Telecommunications equipment (note 8)	17,096,290	16,459,704
Furniture and office equipment	153,405	153,188
Transportation equipment	34,160	28,852
Data processing equipment	559,350	553,043
Leasehold improvements	324,611	311,332
	18,264,798	17,601,161
Less accumulated depreciation and amortization	10,967,328	10,425,378
	7,297,470	7,175,783
Land	177,773	177,773
Construction in progress	377,267	605,072
	Ps. 7,852,510	7,958,628

All property and telecommunications equipment have been pledged to guarantee the loan described in note 7.

During 2006 and 2005, the Company did not capitalize Comprehensive Financial Results (CFR). As of September 30, 2006, total accumulated CFR capitalized approximates Ps. 247,388. Depreciation and amortization expense for the nine-month periods ended September 30, 2006 and 2005 was Ps. 1,017,036 and Ps. 921,895, respectively.

(6)	Concessions, circuit installation expenses and other assets-

Concessions, circuit installation expenses and other assets are analyzed as follows:

	September 30,	December 31,
	2006	2005
	(Unaudited)
Concessions	Ps. 231,450	231,450
Pre-operating expenses	2,167,924	2,167,924
Software development costs	1,275,189	1,275,189
Circuit installation expenses	706,483	678,253
Loans issuance costs (1)	65,860	61,244
Rights of way	134,982	134,982
Other	144,522	102,256
	4,726,410	4,651,298
Less accumulated amortization	4,086,078	3,893,182
	Ps. 640,332	758,116

AVANTEL INFRAESTRUCTURA, S. DE R. L. DE C. V. AND SUBSIDIARIES
AND AVANTEL, S. DE R. L. DE C. V.

Condensed Notes to Combined Financial Statements
Unaudited
September 30, 2006 and 2005
(Thousands of constant Mexican pesos as of September 30, 2006, except otherwise noted)

(1)
The issuance costs incurred for the new syndicated loan, amounting to Ps. 61,244, were capitalized and are amortized under the straight-line method over the loan period. The amortization expense of these costs for the nine-month periods ended September 30, 2006 was Ps. 10,145. See note 7.

Total amortization expense for the nine-month periods ended September 30, 2006 and 2005 was $238,973 and $276,954, respectively.

(7)	Long-term debt-

Long-term debt as of September 30, 2006 and December 31, 2005 is analyzed as follows:

	September 30,	December 31,
	2006	2005
	(Unaudited)
US$225 million credit agreement with a syndicate of financial institutions dated June 30, 2005; US$120 million are repayable in dollars and US$105 million in Mexican pesos (Ps. 1,130,273 historical), bearing interest at LIBOR plus an applicable margin on the tranche denominated in dollars; and at TIIE plus an applicable margin on the tranche denominated in Mexican pesos; payable in 9 variable semi-annual installments through June 2010	Ps. 2,265,251	2,472,589
Less current installments	463,967	384,625
Long-term debt, excluding current installments	Ps. 1,801,284	2,087,964

Maturities of long- and short-term debt as of September 30, 2006 are as follows:

Year	Tranche in dollars	Tranche in Mexican pesos Total
2007	US$250,471	Ps. 213,496	463,967
2008	294,672	251,172	545,844
2009	294,672	251,172	545,844
2010	383,073	326,523	709,596
	US$1,222,888	Ps. 1,042,363	2,265,251

AVANTEL INFRAESTRUCTURA, S. DE R. L. DE C. V. AND SUBSIDIARIES
AND AVANTEL, S. DE R. L. DE C. V.

Condensed Notes to Combined Financial Statements
Unaudited
September 30, 2006 and 2005
(Thousands of constant Mexican pesos as of September 30, 2006, except otherwise noted)

Syndicated Loan as of September 30, 2006-

On June 30, 2005, the Company contracted a senior secured dual-currency syndicated facility, amounting to US$225,000, with a syndicate of financial institutions represented by ABN AMRO Bank, N.V., together with its subsidiaries or affiliated companies (ABN), and Citigroup Global Markets, Inc., on behalf of Citigroup (jointly, leaders of the agreement). The tranche in dollars amounted to US$120 million and the tranche in Mexican pesos amounted to Ps. 1,130,273 (equivalent to US$105 million). The tranche in dollars was split into three notes of US$40 million each, providing the cash proceeds ABN, JP Morgan Chase Bank N.A. and Standard Bank, Plc. The tranche in Mexican pesos was provided by Banco Nacional de Mexico, S. A., related party. Cash proceeds from this credit were used to fully pre-pay the existing syndicated loan as of June 30, 2005. The syndicated loan is secured with all assets and shares of the Company and its subsidiaries, as collateral guarantee, including its rights (concessions, licenses and frequencies), without transfer possession.

The tranche provided by ABN, JP Morgan Chase Bank N.A. and Standard Bank, Plc. bears annual interest at a base rate or LIBOR plus an applicable margin. Base rate will be the higher between the one published by the bank of the Federal Reserve of New York, plus 0.50%, and the reference rate of the agent bank. LIBOR rate is adjusted by a percentage of reserve published by the Federal Reserve of the United States of America (Federal Reserve Board). The applicable margin for the first year is 2.75%. Interest is payable quarterly. As of September 30, 2006, the base rate used was approximately 8.25%.

The tranche provided by Banamex bears annual interest at TIIE plus an applicable margin of 2.75%. Interest is payable quarterly.

On November 3, 2005 Banamex entered into an assignment agreement related to a portion of its credit, with Export Development Canada (EDC), amounting to Ps. 161,250; therefore, since that date EDC assumes all rights, benefits, obligations, liabilities and indemnities related to this portion of the credit.

The syndicated loan agreement establishes a series of financial and non-financial covenants. At September 30, 2006, the Company has complied with the aforementioned obligations.

Interest expense for the nine-month periods ended September 30, 2006 and 2005 aggregated Ps. 182,200 and Ps. 62,594, respectively.

(8)	Capital lease obligations-

As mentioned in note 2(b), the Company entered into a capacity lease agreement for purposes of connecting the installations of the Company and those of Telmex in certain cities by using dedicated means for transportation of data. Such infrastructure was developed for the exclusive and dedicated use that interconnects the installations of Telmex and those of the Company.

The Company evaluated this lease agreement and determined that the present value of the minimum future payments is substantially equal to the market value of the infrastructure and dedicated equipment.

AVANTEL INFRAESTRUCTURA, S. DE R. L. DE C. V. AND SUBSIDIARIES
AND AVANTEL, S. DE R. L. DE C. V.

Condensed Notes to Combined Financial Statements
Unaudited
September 30, 2006 and 2005
(Thousands of constant Mexican pesos as of September 30, 2006, except otherwise noted)

Such market value was determined by an independent expert telecommunications appraiser registered with the COFETEL. For this reason, the Company recorded the lease as a capital lease.

Also, during 2006, the Company has incurred liabilities for capital lease of telecommunications equipment, expiring on various dates over the next three years.

At September 30, 2006, assets subject to capital leases are comprised principally by telecommunications equipment on lease with Telmex and Banamex for Ps. 603,522 and Ps. 61,649, respectively. At September 30, 2006, accumulated depreciation totals Ps. 150,881 and Ps. 5,137, respectively.

The liability for the aforementioned assets is payable in pesos in the years ending September 30:

2007	Ps. 203,812
2008	242,534
2009	83,411
Ps. 529,757

During the nine-month period ended September 30, 2006, interest expense on capital leases with Telmex and Banamex was Ps. 72,791 and Ps. 2,138, respectively.

(9)	Income tax (IT), tax on assets (TA), employee statutory profit sharing (ESPS) and tax loss carryforwards-

Avantel Infraestructura and its subsidiaries and Avantel determine their tax liabilities on a stand-alone basis, and the unaudited combined financial statements show the aggregate of such taxes. Therefore, the amounts included in this disclosure represent the sum of the amounts determined by each company. The change in deferred taxes from an asset of Ps. 10,372 as of December 31, 2005 to a liability of Ps. 1,246 as of September 30, 2006 results mainly from the difference in the amortization rates of Avantel’s concessions.

Income tax expense attributable to loss before IT, TA, ESPS and equity in loss of associated company differed from the amounts computed by applying the Mexican tax rates of 29% in 2006 and 30% in 2005, and 10% profit sharing to pretax loss, as a result of the effects of inflation, nondeductible expenses, effects on combined financial statements from sale of assets, adjustments to deferred tax assets and liabilities for enacted changes in tax rates and changes in the beginning of-the-year balance of the valuation allowance for deferred tax assets.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

The Company has not recognized a deferred tax liability related to the undistributed earnings of its subsidiaries and associated company accounted for under the equity method, because the Company currently does not expect those unremitted earnings to reverse and become taxable in the foreseeable future. A deferred tax liability will be recognized when expectations to recover those undistributed earnings in a taxable manner, such as through sale or disposition of the investments, arise.

AVANTEL INFRAESTRUCTURA, S. DE R. L. DE C. V. AND SUBSIDIARIES
AND AVANTEL, S. DE R. L. DE C. V.

Condensed Notes to Combined Financial Statements
Unaudited
September 30, 2006 and 2005
(Thousands of constant Mexican pesos as of September 30, 2006, except otherwise noted)

TA is calculated at a rate of 1.8% on the net value of certain assets and liabilities and is due only when TA exceeds IT payable. TA paid, updated for inflation, can be recovered over the succeeding ten years, provided IT exceeds TA in any such years.

As of September 30, 2006, tax loss carryforwards and recoverable TA amounting to Ps. 12,051,507 and Ps. 302,454, respectively, expire from 2006 to 2015. During 2006, the Company has used carryforwards of Ps. 518,011.

On December 1, 2004 the IT rates were changed to 30% for 2005, 29% for 2006 and 28% for 2007 and thereafter. The effects of these changes are recognized in the results of operations for the year.

(10) Stockholders’ equity-

The principal characteristics of stockholders’ equity are described below:

Structure of capital stock-

Avantel Infraestructura:

At the Stockholders’ Meeting held on June 30, 2005 the following was agreed:

•	Reduction of paid-in historical capital stock in the amount of Ps. 7,711,898, and Ps. 7,204,380 arising from inflation adjustments, to absorb prior years losses.

•
Increase in capital stock of Ps. 3,886,618 (Ps. 3,716,852 historical), through capitalization of the ‘‘Sponsor Loan’’, together with unpaid interest, issuing 880,387,275 common series ‘‘A’’ shares, with no par value, and 433,207,589 common series ‘‘B’’ shares, with no par value.

After the above activity, the capital stock of Avantel Infraestructura at September 30, 2006, amounting to Ps. 5,276,572 (Ps. 3,724,571 historical), is fully paid and represented by 1,315,975,000 common, registered shares, with no par value. The shares are divided into two series: 881,703,250 series ‘‘A’’ and 434,271,750 series ‘‘B’’. All shares are pledged as collateral for the syndicated loan mentioned in note 7.

Avantel:

The capital stock at September 30, 2006, amounting to Ps. 272,003 (Ps. 148,114 historical), is fully paid and represented by 148,114,300 common, registered shares, with no par value, divided into two series: 78,500,579 series ‘‘A’’ and 69,613,721 series ‘‘B’’. All shares are pledged as collateral for the syndicated loan mentioned in note 7.

(11) Commitments and contingent liabilities-

(a) On November 29, 2001, Global Link Telecom Corporation (Global Link) requested from the Company a payment of one million dollars due to the fact that Global Link filed voluntary petition for reorganization under Chapter 11 of the USA Bankruptcy Code. This amount relates to payments made by Global Telecommunications Solutions de Mexico, S. de R. L. de C. V. (GTSM) 90 days before the Global Link reorganization period began. In October 2003, the bankruptcy committee in charge of this case increased the requested amount to three million dollars. Legal advisors of Avantel Infraestructura initiated the defense of the Company arguing that Global Link has never had any relationship with Avantel Infraestructura. Should Avantel Infraestructura obtain an unfavorable resolution, it will pay three million dollars plus interest and legal expenses.

The current status of the adversary proceeding has now entered into the discovery stage, which requires Avantel Infraestructura to develop and show sufficient evidence that Avantel Infraestructura,

AVANTEL INFRAESTRUCTURA, S. DE R. L. DE C. V. AND SUBSIDIARIES
AND AVANTEL, S. DE R. L. DE C. V.

Condensed Notes to Combined Financial Statements
Unaudited
September 30, 2006 and 2005
(Thousands of constant Mexican pesos as of September 30, 2006, except otherwise noted)

directly or indirectly, obtained a benefit from the services rendered to GTSM. This stage includes claims and defenses through the production of documents and the testimony of witnesses, expecting the completion of fact discovery by February 2007 and, upon completion of fact discovery, the parties will have the opportunity to make dispositive motions to the Bankruptcy Court. There is not a definitive date, but the Company’s legal advisors estimate that this will happen not before mid 2007. In case of unfavorable verdict, the Company will initiate another legal defense procedure. Considering the present stage of the trial, the Company has recorded a provision of Ps. 5,661.

Avantel Infraestructura is seeking an agreement or settlement to finish this legal action.

(b) On May 18, 2006, Avantel filed a nullity complaint against agreement P/201205/233, whereby the COFETEL approves the proportion of international port operator call attempts for the years 1999 to 2004 (Reorigination), which was brought before the Second Metropolitan Regional Court of the Federal Fiscal and Administrative Court (the ‘‘Court’’) for its study.

On June 21, 2006 the complaint was allowed and a provisional injunction was granted so as not to apply the resolution to Avantel until determining the admissibility of the claimed nullity. Avantel is unable to determine the exact claim amount according to the final COFETEL approved amounts, since they refer to call attempts. In addition, it will be required to exhaust all additional stages of the judicial process asserted against the amounts expressed in cash that will last approximately two years. Once the figures are calculated, amounts would be offset in favor of Avantel and other legal action may be initiated against final calculation, which duration might be similar to the preceding action. According to Avantel estimates, payments could be in the range of 8 to 13 million dollars.

At present, Avantel is waiting for the COFETEL to answer the complaint and for the Court to issue its judgment regarding the final suspension.

(c) On June 7, 2006, Avantel filed a nullity complaint against the resolution regarding the ‘‘domestic caller pays’’ (el que llama paga nacional) issued by the COFETEL and published in the Official Gazette on April 13, 2006, and filed at the Second Metropolitan Regional Court with file number 17978/06-17-02-6.

On October 30, 2006, the Seventh Metropolitan Regional Court delivered an interlocutory judgment whereby it determined to include the file referred to in the preceding paragraph with file 17946/06-17-07-8, initiated by Alestra, S. de R. L. de C. V. against the same resolution, so that both cases are resolved jointly.

On that same date, an interlocutory judgment was issued, whereby final interim relief was granted to maintain the existing conditions and not apply to Avantel the ‘‘domestic caller pays’’ resolution, which implies that domestic and international long-distance traffic aimed for mobile telephone users will continue to be handled in the same manner as usual, without using the new dialing procedure. Such final interim relief requires that the COFETEL takes any relevant and necessary measures so that mobile telephone companies allow Avantel to complete its long-distance telephone calls with users of the mobile telephone services in the same manner as prior to the publication of the ‘‘domestic caller pays’’ resolution.

On November 10, 2006, a complaint was filed before the Seventh Metropolitan Regional Court for the COFETEL’s failure to apply final interim relief, since it has not taken any relevant and necessary measures for mobile telephone companies to allow Avantel to complete its long-distance telephone calls with users of the mobile telephone services in the same manner as prior to the publication of the ‘‘domestic caller pays’’ resolution’’.

AVANTEL INFRAESTRUCTURA, S. DE R. L. DE C. V. AND SUBSIDIARIES
AND AVANTEL, S. DE R. L. DE C. V.

Condensed Notes to Combined Financial Statements
Unaudited
September 30, 2006 and 2005
(Thousands of constant Mexican pesos as of September 30, 2006, except otherwise noted)

Avantel currently awaits COFETEL’s response to the nullity complaint.

(d) Avantel has entered into several operating lease agreements for the use of interconnection and computer equipment. These agreements establish monthly and quarterly variable and fixed payments, ranging from 4 to 117 thousand dollars. These agreements expire on different dates from 2006 to 2008.

Rental expense was Ps. 11,389 and Ps. 22,027 for the nine-month periods ended September 30, 2006 and 2005, respectively.

(e) Avantel leases facilities for administrative offices and warehouses under defined term lease agreements. These contracts expire from 2006 to 2016. The monthly rents range from three hundred to 185,000 dollars. In some cases, there is an option to renew the contracts.

Rental expense was Ps. 77,176 and Ps. 67,507 for the nine-month periods ended September 30, 2006 and 2005, respectively.

(f) The concessions granted by the SCT establish certain obligations to the Company, including, but not limited to: (i) filing annual reports to the SCT, relating to main shareholders of the Companies, (ii) reporting increases in common stock, (iii) providing continuous services with certain technical specifications, (iv) filing monthly reports about disruptions, (v) filing the services’ rates, and (vi) providing a bond.

(g) As of September 30, 2006, Avantel Infraestructura is committed to acquire equipment and other capital expenditures amounting to US$7.3 million, related to the construction of its telecommunications network. Additionally, it has entered into certain credit line arrangements with suppliers, amounting to US$20 million. As of September 30, 2006 the Company has used US$4.2 million.

(h) As of September 30, 2006, the Company has obtained performance bonds for Ps. 348,648 to guarantee the Company’s compliance with certain obligations with authorities and suppliers.

(i) The Company is involved in a number of lawsuits and claims arising in the normal course of business. It is expected that the final outcome of these matters will not have significant adverse effects on the combined financial position and results of operations.

(12) Subsequent events-

(a) On October 1, 2006, the Company and Telmex entered into an agreement modifying the exclusive dedicated capacity and interconnection agreement dated January 2, 2006, described in notes 2b and 8, whereby the parties agree to extend the original contract term through October 1, 2011 on a compulsory basis, in the understanding that the terms and conditions set forth in the original agreement were applied from January 1 to September 30, 2006. Both parties agree not to modify the contracted capacity and infrastructure and to maintain them throughout the new term. From October 1, 2006 through the expiration date the monthly lease will amount to Ps. 14,931.

(b) On October 1, 2006, the Company and Telmex executed the ‘‘Fifth Modifying Agreement’’ to the framework agreements for providing the following services: Local- long-distance interconnection, Local-local interconnection, Interurban Transportation (Resale), Discounts on Private Links and Administrative Services, Link Delivery Times and Administrative Services.

(c) On October 1, 2006, the Company and Telmex entered into a payment agreement, whereby the former acknowledged it owed Telmex Ps. 791,139 at September 30, 2006, for services received. The Company agreed to settle such debt in the following terms: Ps. 206,802 on October 30, 2006, plus interest, Ps. 248,228 on November 29, 2006, plus interest, and the remainder, plus earned interest on

AVANTEL INFRAESTRUCTURA, S. DE R. L. DE C. V. AND SUBSIDIARIES
AND AVANTEL, S. DE R. L. DE C. V.

Condensed Notes to Combined Financial Statements
Unaudited
September 30, 2006 and  2005
(Thousands of constant Mexican pesos as of September 30, 2006, except otherwise noted)

December 29, 2006. The agreement sets forth the payment dates in connection with the invoices for the months of November 2006 to December 2007 and provides a payment term of 70 days after the delivery date of the invoices. Such payment term will be gradually reduced over the life of the agreement until it reaches a 30 day payment term. In case of default, the Company shall pay Telmex default interest at the monthly TIIE rate times 1.8 points on the unpaid balance, due necessarily on the following maturity date and, in the case of December 16, 2007, due date on the following day. Any other unpaid amounts, deemed payable, are due on that same date. Benefits derived from this modifying agreement amount to approximately Ps. 89,744, which Telmex shall pay in a maximum of three installments by December 22, 2006.

The Company undertakes to deliver a 30 million dollar guarantee bond by November 1, 2006 in favor of Telmex. Should Banamex lose control of the Company, the bond will be canceled and replaced by a letter of credit for 60 million dollars granted by the Company to Telmex. Telmex waived the company's guarantee bond obligation and the company has complied with the obligation to provide a letter of credit upon a change of control as a result of the company.

(d) On October 26, 2006, Banco Nacional de México, S. A. (‘‘Banamex’’) and Axtel, S. A. de C. V. (‘‘Axtel’’) entered into a letter of intent, whereby Axtel expressed its intention to acquire the Company for US$500 million, as follows: US$310 million cash payment to the Company’s stockholders and assumption of a net debt of US$190 million. The Company expects this transaction will be completed before December 31, 2006, subject to the approval of the Shareholders’ Meeting of Axtel, government authorizations and the signing of the final documentation.

Audited Combined Financial Statements

Report of Independent Auditors	F2-1
Combined Balance Sheets as of December 31, 2005 and 2004	F2-2
Combined Statements of Operations for the years ended December 31, 2005, 2004 and 2003	F2-4
Combined Statements of Stockholders’ Equity for the years ended December 31, 2005, 2004 and 2003	F2-5
Combined Statements of Changes in Financial Position for the years ended December 31, 2005, 2004 and 2003	F2-7
Notes to the Audited Combined Financial Statements	F2-9

Independent Auditors’ Report

The Board of Managers and the Partners
Avantel Infraestructura, S. de R. L. de C. V. and Avantel, S. de R. L. de C. V.:

We have examined the accompanying combined balance sheets of Avantel Infraestructura, S. de R. L. de C. V. (formerly Avantel, S. A.) and subsidiaries and Avantel, S. de R. L. de C. V. (formerly Avantel Servicios Locales, S. A.), hereinafter ‘‘the Company’’, as of December 31, 2005 and 2004, and the related combined statements of operations, stockholders’ equity and changes in financial position for each of the years in the three-year period ended December 31, 2005. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in accordance with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

On March 23, 2005, we issued our independent auditors’ report on the stand alone financial statements of Avantel Infraestructura S. de R. L. de C. V. (formerly Avantel, S. A.) as of and for the years ended December 31, 2004 and 2003, expressing a qualified opinion due to: (i) the classification of debt, since certain financial and non-financial covenants established by the debt agreements existing as of such dates were not complied with, and (ii) in 2003, for the effects which might have resulted from the accounts receivable from and payable to MCI Communications Corp. (MCI). As discussed in notes 2(b), 7(c) and 12 to the Company’s combined financial statements for the years ended December 31, 2005, 2004 and 2003, during 2005 and 2004, Avantel Infraestructura entered into a restructuring of the debt agreements and negotiated the accounts receivable from and payable to MCI, respectively. Due to these events, the circumstances that gave rise to the qualifications contained in our previously issued independent auditors’ report with respect to Avantel Infraestructura, S. de R. L. de C. V. (formerly Avantel, S. A.) have been resolved.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Avantel Infraestructura, S. de R. L. de C. V. (formerly Avantel, S. A.) and subsidiaries and Avantel, S. de R. L. de C. V. (formerly Avantel Servicios Locales, S. A.), as of December 31, 2005 and 2004, and the combined results of their operations, the changes in their combined stockholders’ equity and the changes in their combined financial position for each of the years in the three-year period ended December 31, 2005, in conformity with accounting principles generally accepted in Mexico.

KPMG CARDENAS DOSAL, S. C.

Celin Zorrilla Rizo

March 31, 2006, except as to
note 3(a), which is as of
October 9, 2006.

F2-1

AVANTEL INFRAESTRUCTURA, S. DE R. L. DE C. V. AND SUBSIDIARIES
AND AVANTEL, S. DE R. L. DE C. V.
(Formerly Avantel, S. A. and Subsidiaries and
Avantel Servicios Locales, S. A., respectively)

Combined Balance Sheets
December 31, 2005 and 2004
 (Thousands of constant Mexican pesos as of September 30, 2006)

Assets	2005	2004
Current assets:
Cash and cash equivalents	Ps. 167,218	161,187
Accounts receivable:
Trade, net (note 6)	791,016	613,456
Recoverable taxes, mainly income tax and valued added tax	206,183	54,149
MCI Communications Corp., net – Shareholder (note 7)	138,120	—
Conectividad Inalámbrica 7GHZ, S. de R.L. – Associated company (note 9)	25,500	22,098
Other	—	66
	1,160,819	689,769
Inventories (note 3e.)	32,426	33,407
Prepaid expenses (note 8)	82,392	51,775
Total current assets	1,442,855	936,138
Property, telecommunications equipment, furniture and leasehold improvements, net (note 10)	7,958,628	8,680,152
Concessions, circuit installation expenses and other assets, net (note 11)	758,116	1,137,176
Deferred income taxes and employee statutory profit sharing (note 13)	10,372	37,057
Guaranty deposits and other assets, net	76,112	70,117
	Ps. 10,246,083	10,860,640
Liabilities and Stockholders' Equity
Current liabilities:
Current installments of long-term debt (note 12)	Ps. 384,625	957,505
Trade accounts payable and accrued expenses	1,951,860	1,804,410
Interest payable (note 7c.)	597	281,267
Income and asset taxes and employee statutory profit sharing	6,498	12,397
Banco Nacional de México, S. A., Shareholder – including advances received, net (note 7)	240,605	48,468
MCI Communications Corp., net – Shareholder (note 7)	—	158,856
Deferred revenue	165,267	171,654
Total current liabilities	2,749,452	3,434,557
Deficit in investment in shares of associated company (note 9)	9,990	7,084
Long-term debt, excluding current installments (note 12)	2,087,964	1,350,832
Sponsor loan – Shareholders (note 7c.)	—	3,617,440
Seniority premium and other post retirement benefits (note 3l.)	47,868	29,591
Total liabilities	4,895,274	8,439,504
Stockholders' equity (note 14):
Capital stock – Avantel Infraestructura, S. de R.L. de C.V.	5,276,572	16,306,232
Capital stock – Avantel, S. de R. L. de C. V.	272,003	272,003
Deficit	(971,564)	(14,930,897)
Cumulative deferred income taxes	774,050	774,050
Equity adjustment for non-monetary assets	(252)	(252)
Total stockholders' equity	5,350,809	2,421,136
Commitments and contingent liabilities (note 17)
Subsequent events (notes 18 and 19)
	Ps. 10,246,083	10,860,640

F2-2

AVANTEL INFRAESTRUCTURA, S. DE R. L. DE C. V. AND SUBSIDIARIES
AND AVANTEL, S. DE R. L. DE C. V.
(Formerly Avantel, S. A. and Subsidiaries and
Avantel Servicios Locales, S. A., respectively)

Combined Statements of Operations
Years ended December 31, 2005, 2004 and 2003
(Thousands of constant Mexican pesos as of September 30, 2006)

	2005	2004	2003
Revenues from telecommunication services, net (notes 7 and 15)	Ps. 6,003,929	5,755,910	6,130,092
Operating expenses (note 7):
Cost of services (note 3s.)	3,487,165	3,162,831	3,046,782
Administrative and selling	1,542,659	1,972,384	2,204,340
Depreciation and amortization (notes 10 and 11)	1,687,881	1,986,589	1,773,669
Total operating expenses	6,717,705	7,121,804	7,024,791
Loss from operations	(713,776)	(1,365,894)	(894,699)
Comprehensive financial results:
Interest income	9,612	10,611	27,762
Interest expense (notes 7, 11 and 12)	(460,636)	(484,857)	(547,806)
Foreign exchange gain (loss), net	95,590	(25,722)	(589,728)
Monetary position gain	154,107	296,147	279,597
Comprehensive financial results, net	(201,327)	(203,821)	(830,175)
Other income (expenses), net (notes 10 and 17a.)	27,804	131,303	(22,909)
Loss before income taxes, employee statutory profit sharing, equity in loss of associated company and extraordinary item	(887,299)	(1,438,412)	(1,747,783)
Income taxes (note 13):
Current	(37,325)	(84,911)	(67,663)
Deferred	(29,002)	(5,900)	(250,668)
Total income taxes	(66,327)	(90,811)	(318,331)
Employee statutory profit sharing (note 13):
Current	(2,730)	(480)	(1,272)
Deferred	2,317	(168)	1,939
Total employee statutory profit sharing	(413)	(648)	667
Equity in loss of associated company (note 9)	(2,906)	(1,936)	(2,156)
Extraordinary item (note 3b.)	—	40,869	—
Net loss	Ps. (956,945)	(1,490,938)	(2,067,603)

F2-3

AVANTEL INFRAESTRUCTURA, S. DE R. L. DE C. V. AND SUBSIDIARIES
 AND AVANTEL, S. DE R. L. DE C. V.
(Formerly Avantel, S. A. and Subsidiaries and
 Avantel Servicios Locales, S. A., respectively)

Combined Statements of Stockholders' Equity
Years ended December 31, 2005, 2004 and 2003
(Thousands of constant Mexican pesos as of September 30, 2006)

	Capital stock Avantel Infraestructura	Avantel	Deficit	Cumulative deferred income tax	Equity adjustment for non-monetary assets	Total stockholders' equity
Balances at December 31, 2002	Ps. 16,306,232	272,003	(11,372,356)	774,050	(252)	5,979,677
Net comprehensive loss (note 14b.)	—	—	(2,067,603)	—	—	(2,067,603)
Balances at December 31, 2003	16,306,232	272,003	(13,439,959)	774,050	(252)	3,912,074
Net comprehensive loss (note 14b.)	—	—	(1,490,938)	—	—	(1,490,938)
Balances at December 31, 2004	16,306,232	272,003	(14,930,897)	774,050	(252)	2,421,136
Reduction of capital stock (note 14a.)	(14,916,278)	—	14,916,278	—	—	—
Increase in capital stock (note 14a.)	3,886,618	—	—	—	—	3,886,618
Net comprehensive loss (note 14b.)	—	—	(956,945)	—	—	(956,945)
Balances at December 31, 2005	Ps. 5,276,572	272,003	(971,564)	774,050	(252)	5,350,809

F2-4

AVANTEL INFRAESTRUCTURA, S. DE R. L. DE C. V. AND SUBSIDIARIES
AND AVANTEL, S. DE R. L. DE C. V.
(Formerly Avantel, S. A. and Subsidiaries and
Avantel Servicios Locales, S. A., respectively)

Combined Statements of Changes in Financial Position
Years ended December 31, 2005, 2004 and 2003
(Thousands of constant Mexican pesos as of September 30, 2006)

	2005	2004	2003
Operating activities:
Net loss	Ps. (956,945)	(1,490,938)	(2,067,603)
Add charges (deduct credits) to operations not requiring (providing) funds:
Depreciation and amortization	1,687,881	1,986,589	1,773,669
Deferred income taxes and employee statutory profit sharing	26,685	6,068	248,729
Write-off of loan issuance costs	33,976	—	—
Loss (gain) on sale of property and telecommunications equipment	1,214	(198,804)	(638)
Equity in loss of associated company	2,906	1,936	2,156
Accrual for seniority premium and other post retirement benefits	18,276	9,260	(10,255)
Funds provided by (used in) operations before extraordinary item	813,993	314,111	(53,942)
Extraordinary item	—	(40,869)	—
Resources provided by (used in) operations	813,993	273,242	(53,942)
Net financing from (investing in) operating accounts:
Trade receivables	(177,560)	205,906	255,843
Recoverable taxes, mainly income tax and value added tax	(152,034)	(133)	183,244
Accounts receivable from and payable to related parties and shareholders, net	(108,241)	(83,157)	32,327
Other receivables	66	3	5
Inventories	981	(20,828)	8,052
Prepaid expenses	(30,617)	523	(1,141)
Accounts payable, accrued expenses and deferred revenue	141,064	502,228	6,524
Income and asset taxes and employee statutory profit sharing	(5,899)	8,999	504
Resources provided by operating activities	481,753	886,783	431,416
Financing activities:
Interest loans from shareholders, net	—	164,990	122,113
Proceeds from new syndicated loan	2,472,589	—	—

F2-5

AVANTEL INFRAESTRUCTURA, S. DE R. L. DE C. V. AND SUBSIDIARIES
AND AVANTEL, S. DE R. L. DE C. V.
(Formerly Avantel, S. A. and Subsidiaries and
Avantel Servicios Locales, S. A., respectively)

Combined Statements of Changes in Financial Position
Years ended December 31, 2005, 2004 and 2003
(Thousands of constant Mexican pesos as of September 30, 2006)

	2005	2004	2003
Capitalization of shareholders' loan	(3,886,618)	—	—
Principal payments on loans and interest	(2,319,828)	(861,565)	(777,584)
Increase in capital stock	3,886,618	—	—
Increase in financing liabilities (sponsor loan and syndicated loan) for updating effects to constant Mexican pesos as of the end of the year and exhange rate effects	—	(338,998)	269,734
Resources provided by (used in) financing activities	152,761	(1,035,573)	(385,737)
Investing activities:
Investment in shares of Adequip, S. A.	—	(119)	—
Captial expenditures – telecommunications equipment and leasehold improvements, net of Adequip, S. A., in 2004	(529,721)	(174,197)	(211,237)
Proceeds from sale of property and telecommunications equipment	132	305,121	1,046
Concessions, circuit installation expenses and other assets, net	(92,899)	(8,934)	(67,594)
Guaranty deposits and other assets, net	(5,995)	(37,723)	66,391
Resources (used in) provided by investing activities	(628,483)	84,148	(211,394)
Increase (decrease) in cash and cash equivalents	6,031	(64,642)	(165,715)
Cash and cash equivalents:
At beginning of year	161,187	224,078	389,793
Received from Adequip, S. A. acquisition	—	1,751	—
At end of year	Ps. 167,218	161,187	224,078

F2-6

AVANTEL INFRAESTRUCTURA, S. DE R. L. DE C. V. AND SUBSIDIARIES
AND AVANTEL, S. DE R. L. DE C. V.
(Formerly Avantel, S. A. and Subsidiaries and
Avantel Servicios Locales, S. A., respectively)

NOTES TO COMBINED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
(Thousands of constant Mexican pesos as of September 30, 2006, except otherwise noted)

(1)	Basis of presentation-

The combined financial statements include the consolidated financial statements of Avantel Infraestructura, S. de R. L. de C. V. (‘‘Avantel Infraestructura’’) and subsidiaries and the financial statements of Avantel, S. de R. L. de C. V. (‘‘Avantel’’), and have been prepared in accordance with accounting principles generally accepted in Mexico (Mexican GAAP). Management believes the assumptions underlying the combined financial statements are reasonable, since they represent the overall business together (concessions and infrastructure), being affiliated companies under common management and with dependent financial and operating policies.

Therefore, the combined financial statements and related footnotes are derived from the base financial information of Avantel Infraestructura and its subsidiaries and Avantel; and are presented combined. Significant intercompany transactions and balances have been identified and eliminated in the combined financial statements.

For purposes of these notes to the combined financial statements, Avantel Infraestructura and Avantel are jointly referred to as ‘‘the Company’’.

(2)	Description of business and summary of significant issues-

(a) Description of business and stock restructuring-

•
Avantel Infraestructura, S. de R. L. de C. V. (formerly Avantel, S. A.) was incorporated on September 5, 1994, as a joint venture between: a) Grupo Financiero Banamex, S. A. de C. V. through Promotora de Sistemas de Teleinformática, S. A. de C. V. (formerly Promotora Banamex de Sistemas de Teleinformática y Telecomunicaciones, S. A. de C. V.) (‘‘Promotora’’), a 49% subsidiary of Banco Nacional de Mexico, S. A. (‘‘Banamex’’) through June 30, 2005, maintaining a 55.5% ownership, and b) MCI Telecommunications Corporation (‘‘MCI’’), a subsidiary of WorldCom Corporation (‘‘WorldCom’’), maintaining a 44.5% ownership.

On June 30, 2005, Banamex, Promotora and MCI, shareholders of the Company, entered into certain agreements, further described in note 14, consisting mainly of: a) capitalization of the ‘‘Sponsor Loan’’ which the Company was liable for and b) the transfer of 34.4% of stock ownership from MCI to Banamex. As a result, from such date Banamex has an 89.9% interest, MCI 10% and Promotora 0.1% in Avantel Infraestructura. Avantel Infraestructura and its subsidiaries are referred to as ‘‘Avantel Infraestructura’’.

Through June 30, 2005, the principal business of Avantel Infraestructura consisted of the installation and operation of a public telecommunications network in Mexico, offering domestic and international long-distance call services, as well as transmission of data and video. Avantel Infraestructura’s business requires a concession (license granted by the Mexican Federal Government) to operate. On September 15, 1995, the Secretaría de Comunicaciones y Transportes (‘‘SCT’’)-Ministry of Telecommunications and Transportation in Mexico-granted Avantel a renewable 30-year concession to operate its business. The concession places certain performance conditions on Avantel Infraestructura with respect to the roll out and expansion of its network, quality of services, rates and billing systems, among others. In accordance with the terms of the concession and the guidelines and calendar established by the SCT, on January 1, 1997, Avantel Infraestructura began the gradual roll out and expansion of its domestic and international long-distance services to 60 cities within Mexico, which it achieved on June 27, 1997.

Avantel Infraestructura’s operations, from inception through June 27, 1997, consisted primarily of the construction of its optic-fiber network, roll out of its services and other start up activities. Under SCT guidelines, Avantel was able to gradually expand its services to additional cities until full competitive access to all eligible cities was reached on November 9, 1999.

Telecommunications regulations in Mexico require that Avantel must be controlled by Mexican entities or persons as defined in the regulations (See note 14a.).

Beginning June 30, 2005 the main activity of Avantel Infraestructura is the leasing of its infrastructure and network to Avantel, as a result of the Operating Restructure described in letter (b) below.

•
Avantel, S. de R. L. de C. V. (formerly Avantel Servicios Locales, S. A.) was incorporated as a joint venture between: a) Grupo Financiero Banamex, S. A. de C. V. through Promotora, a 49% subsidiary of Banco Nacional de Mexico, S. A. (‘‘Banamex’’) through June 30, 2005, maintaining a 55.5% ownership, and b) MCI, maintaining a 44.5% ownership. On June 30, 2005, Banamex, Promotora and MCI, shareholders of the Company, agreed the transfer of 34.5% of stock ownership from MCI to Banamex; therefore, since such date Nueva Promotora de Sistemas de Teleinformática, S. A. de C. V. (Nueva Promotora — successor company to Promotora, whose only asset transferred was the investment in shares that Promotora previously held in Avantel) maintains a 55.5% equity in Avantel, Banamex 34.5% and MCI 10% (see note 14).

Beginning June 30, 2005, as a result of the Operating Restructure mentioned in letter (b), the main activity of Avantel, in addition to offering domestic call services in Mexico, is offering domestic and international long-distance call services, as well as transmission of data and video, acting as a representative partner in of the joint-venture. The main characteristics of the concessions are described in letter (b) below.

•
The Comisión Federal de Telecomunicaciones (‘‘COFETEL’’) is a commission of the SCT. COFETEL was formed to regulate the liberalization of the telecommunications industry in Mexico. Its main purpose is to create fair competition among Teléfonos de Mexico, S. A. de C. V. (‘‘Telmex’’) and the other carriers, by imposing rules and regulations to be followed by all carriers. COFETEL regulates interconnection costs, settlement rates, interconnection agreements and proportional returns allocation, among others. COFETEL is also the entity that provides carriers with their concession and assures that the carrier’s network is functioning in accordance with specific standards.

The principal operations and balances with stockholders and related parties are disclosed in note 7.

(b) Summary of significant issues-

Future operations-

The Company has incurred operating losses and net losses in each period since inception and has a net working capital deficit at December 31, 2005. The future success of the Company is dependent upon its ability to increase its customer base and its operating revenues.

Operating Restructure (Joint Venture)-

On June 30, 2005, Avantel Infraestructura and certain subsidiaries as partners, together with Avantel as a representative partner of the Joint Venture, entered into a Joint Venture agreement to permit Avantel provide and operate Avantel Infraestructura’s public telecommunications network and related services;

F2-7

AVANTEL INFRAESTRUCTURA, S. DE R. L. DE C. V. AND SUBSIDIARIES
AND AVANTEL, S. DE R. L. DE C. V.
(Formerly Avantel, S. A. and Subsidiaries and
Avantel Servicios Locales, S. A., respectively)

NOTES TO COMBINED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
(Thousands of constant Mexican pesos as of September 30, 2006, except otherwise noted)

therefore, Avantel Infraestructura contributed, as a partner associate of the Joint Venture, the concessioned network previously described, and the other partner associates contributed the customer agreements, support and human resources services.

As a result of the above, Avantel Infraestructura entered into an agreement with Avantel to transfer the concession rights granted by the SCT, with the previous authorization of the regulating bodies.

Compliance with Sponsor Loan and debt covenants-

On June 30, 2000, Avantel Infraestructura entered into a credit agreement with a syndicate of financial institutions (‘‘syndicated loan’’), which was amended in 2001 and 2002. In addition, on the same date, Avantel Infraestructura entered into a sponsor loan credit agreement with its stockholders (‘‘the Sponsor Loan’’). Both these credit agreements were denominated in US dollars. As of December 31, 2004, the principal balance of these loans amounted to US$499.4 million. The aforementioned loans established a series of financial and non-financial covenants. As of December 31, 2004, Avantel Infraestructura had not fully complied with some of these covenants. However, on June 30, 2005, the shareholders approved to capitalize the balance of the ‘‘Sponsor Loan’’, including accrued interest, and fully repay the outstanding balance of the syndicated loan as of such date. The proceeds were obtained from the new syndicated loan. As a result, as of June 30, 2005, the syndicated and Sponsor Loans commitments, including the related covenants, were totally extinguished.

Considering the agreements entered into in 2005, the loan balances (syndicated and sponsor loans) as of December 31, 2004 were classified as non-current liabilities in the accompanying combined balance sheet, in accordance with the original maturities.

New syndicated loan-

On June 30, 2005, the Company contracted a senior secured dual-currency syndicated facility amounting to 225,000,000 dollars with ABN AMRO Bank N.V., together with its subsidiaries or affiliates (ABN AMRO), and Citigroup Global Markets, Inc., on behalf of Citigroup (joint lead Arrangers). Therefore, each of the leaders, ABN AMRO and Citigroup, underwrote 112,500,000 dollars. The cash proceeds from this loan were used mainly to fully prepay the syndicated loan existing as of June 30, 2005, described in note 12. All payments and obligations under this facility are guaranteed by the Company with a perfected first priority security interest in and collateral assignment of all Company’s assets and rights, including concessions, licenses and frequencies, and pledge without transfer of possession on all of its assets and all of its stock.

Negotiation with WorldCom-

On April 20, 2004, WorldCom (including MCI, one of the Company’s shareholders) announced it had emerged from its reorganization plan; therefore, as of such date, WorldCom began paying cash to its creditors and trading its securities. As of December 31, 2004, the Company had accounts receivable from and payable to MCI, arising from commercial activities, amounting to approximately US$44.8 and US$58.2 million. On February 22, 2005, the Company and MCI agreed the settlement of the accounts payable and receivable solely related to intercompany trade and alliance accounts among MCI and the Company for all periods prior to April 1, 2003 (collectively, the Intercompany Payables and Receivables). The Company paid US$4.5 million (the Net Intercompany Payment). As a result of the intercompany trade and alliance accounts settlement, in 2005 the Company expensed approximately US$750.

F2-8

AVANTEL INFRAESTRUCTURA, S. DE R. L. DE C. V. AND SUBSIDIARIES
AND AVANTEL, S. DE R. L. DE C. V.
(Formerly Avantel, S. A. and Subsidiaries and
Avantel Servicios Locales, S. A., respectively)

NOTES TO COMBINED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
(Thousands of constant Mexican pesos as of September 30, 2006, except otherwise noted)

Intellectual property agreement-

During 2005, the Company and MCI agreed to a retroactive modification on MCI’s intellectual property agreement (IPA), resulting in a fee reduction on services provided in 2004 and 2003 of approximately US$11,500. Such effect was credited to operating expenses in 2005.

Concessions-

The Company has been granted the following concessions by the SCT (see note 17f.):

•
30-year concession granted on September 15, 1995, renewable under the terms of the title, to provide public long-distance telecommunication services both domestic and international and other additional value added services related with long-distance services.

•
20-year concession granted on February 20, 1997 for the use of frequency bands of the radioelectric spectrum to provide mobile paging services, renewable under the terms of the title. In 2003, the Company paid US$3.9 million, and transferred all remaining contractual obligations of subscribers to these services to another carrier. The Company issued a formal communication to the SCT requesting for a temporary permission to interrupt mobile paging services. As of December 31, 2005 no response has been received from the SCT.

•	30-year concession granted on April 12, 1999 to provide domestic telecommunication services in Mexico, renewable under the terms of the title.

Strategic Alliances-

The Company has several interconnection agreements with a number of carriers, allowing it to provide both domestic and international long-distance services. The main carriers are Telmex for domestic long-distance and MCI for international long-distance; the contracts are for an undefined period. One of the Company’s top priorities is the development of a domestic and international communications network and, therefore, negotiations have been made with other carriers, including Alestra, Telnor, Maxcom, Embratel, Teleglobe and Orbitel.

(3)	Summary of significant accounting policies-

(a) Financial statement presentation and disclosure-

The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in Mexico (Mexican GAAP), which require the recognition of the effects of inflation on the financial information, and are expressed in thousands of Mexican pesos of constant purchasing power as of September 30, 2006, based on the Mexican National Consumer Price Index (NCPI) published by Banco de Mexico.

The indexes used in recognizing inflation were as follows:

	NCPI	Inflation
September 30, 2006	119.052	2.36%
December 31, 2005	116.301	3.33%
December 31, 2004	112.550	5.19%
December 31, 2003	106.996	3.97%

F2-9

AVANTEL INFRAESTRUCTURA, S. DE R. L. DE C. V. AND SUBSIDIARIES
AND AVANTEL, S. DE R. L. DE C. V.
(Formerly Avantel, S. A. and Subsidiaries and
Avantel Servicios Locales, S. A., respectively)

NOTES TO COMBINED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
(Thousands of constant Mexican pesos as of September 30, 2006, except otherwise noted)

The preparation of the combined financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the combined financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the carrying amount of tangible and intangible assets, including the useful lives of the assets; assessing the amount and timing of service costs, the collectibility of accounts receivable, projected future cash flows, and the amounts of liabilities, litigation and contingent liabilities, among others. The Company’s estimates are based on past experience, current conditions and various other assumptions that are believed to be reasonable under the circumstances. In assessing the recoverability of its investment in property, telecommunications equipment and other long-lived assets, the Company has made certain estimates of the level of its future operating revenues and operating margins that exceed those historically generated by the Company. If the Company is not able to achieve these increased levels of operating revenues and operating margins, there may be an effect on the carrying value of its long-lived assets.

The Company’s products are characterized by rapid technological development, intense competition and frequent new product launching, all of which could affect the future realization of the Company’s assets. Estimates and assumptions are reviewed by management on an on-going basis. Actual results could differ from those estimates and assumptions.

The Company is subject to the laws and regulations governing in Mexico, except for Telecom Networks, Inc. (a wholly-owned subsidiary of Avantel Infraestructura), which is subject to USA laws and regulations. These laws and regulations may have a significant influence on the Company’s future operations and are subject to change by the responsible governmental agencies. The Company cannot predict what future laws and regulations might be passed that could have a material effect on the Company’s results of operations.

For purposes of disclosure, the term ‘‘pesos’’ or the symbol ‘‘Ps. ’’ means thousands of Mexican pesos, and dollars or US$ means thousands of US dollars.

The 2004 and 2003 combined financial statements have been reclassified to conform to the 2005 presentation.

(b) Principles of consolidation of Avantel Infraestructura and subsidiaries-

Avantel Infraestructura’s consolidated financial statements include the financial statements of Avantel Infraestructura, S. de R. L. de C. V. and its wholly-owned subsidiaries. Significant intercompany balances and transactions have been eliminated in consolidation. The consolidation was based on the audited financial statements of the subsidiaries, which have been prepared under Mexican GAAP.

As of December 31, 2005, 2004 and 2003, the wholly-owned subsidiaries of Avantel Infraestructura and their activities are the following:

•
Adequip, S. A. (‘‘Adequip’’) — Its main activity is leasing the Mexico City and Monterrey metropolitan rings. In 1997, Avantel Infraestructura entered into a seven-year non-cancelable agreement with Adequip, which expired in 2004.

This transaction originated a revolving current account agreement for up to an amount equal to the future minimum lease payments. In addition, Avantel Infraestructura entered into a purchase option agreement to acquire the total of Adequip’s stock for ten thousand dollars from Industrias Ericsson, S. A. de

F2-10

AVANTEL INFRAESTRUCTURA, S. DE R. L. DE C. V. AND SUBSIDIARIES
AND AVANTEL, S. DE R. L. DE C. V.
(Formerly Avantel, S. A. and Subsidiaries and
Avantel Servicios Locales, S. A., respectively)

NOTES TO COMBINED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
(Thousands of constant Mexican pesos as of September 30, 2006, except otherwise noted)

C. V. and Inmobiliaria Securitas, S. A. de C. V., considering that the Company did not have any equity interest on Adequip nor voting rights to allow it control or significant influence.

Through December 31, 2003, Avantel Infraestructura did not consolidate or recognize the equity method on Adequip’s financial information. However, all of the transactions of Adequip were carried out with Avantel Infraestructura.

On October 29, 2004, Avantel Infraestructura exercised its purchase option acquiring 99.99% of Adequip’s stock for ten thousand dollars, becoming a wholly owned subsidiary. Therefore, since that date Avantel Infraestructura accounts for such investment using the equity method and, therefore, consolidates it.

As a consequence of the acquisition, in 2004 Avantel Infraestructura recognized a gain of Ps. 40,869 on the statement of operations, considering the accounting standards as stated in Bulletin B-8 of Mexican GAAP, related to the excess of the fair value of the net assets acquired over the purchase price.

Certain condensed information of the balance sheet and income statement of Adequip, S. A. as of October 29, 2004, purchase date, is presented below:

Current assets	Ps . 1,752
Equipment, net	205,018
Deferred income taxes	22,357
Total assets	229,127
Total liabilities	188,139
Stockholders’ equity	Ps. 40,988
Lease revenues	Ps. 24,221
Operating profit	Ps. 8,701
Net income	Ps. 58,186

•	Avantel Recursos, S. A. de C. V. (‘‘Avantel Recursos’’) — Its main activity is providing manpower services to Avantel Infraestructura and, through May 2005, to Avantel.

•
Avantel Equipos, S. A. de C. V. (‘‘Equipos’’) — Dormant company. In accordance with its bylaws, its main activity is to purchase, sale, lease and manage goods, properties and equipment, including all kinds of telecommunications equipment. As of December 31, 2005, this company has not started operations.

•	Avantel Servicios, S. A. de C. V. (‘‘Servicios’’) — Started operations in May 2005. Its main activity is providing manpower services to Avantel Infraestructura.

•
Avantel Telecomunicaciones, S. A. de C. V. (‘‘Telecomunicaciones’’) — Dormant company. In accordance with its bylaws, its main activity is to provide domestic and international long-distance telecommunication services and other value added services related to long-distance services. As of December 31, 2005, this company has not started operations.

•
Telecom Networks, Inc. (‘‘Telecom’’) — Company incorporated in the USA in 2002. Its main activity is reselling long-distance telecommunication services from Avantel and Avantel Infraestructura to MCI, mainly international long-distance services.

F2-11

AVANTEL INFRAESTRUCTURA, S. DE R. L. DE C. V. AND SUBSIDIARIES
AND AVANTEL, S. DE R. L. DE C. V.
(Formerly Avantel, S. A. and Subsidiaries and
Avantel Servicios Locales, S. A., respectively)

NOTES TO COMBINED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
(Thousands of constant Mexican pesos as of September 30, 2006, except otherwise noted)

(c) Cash and cash equivalents-

Cash equivalents consist of checking accounts, foreign currency and other highly liquid instruments. At the date of the combined financial statements, interest income and foreign exchange gains and losses are included in the results of operations, under comprehensive financial results.

(d) Trade receivables-

Trade receivables are recorded at the invoiced amount plus the minutes of traffic processed and not invoiced at year end, and bear no interest. The allowance for doubtful accounts represents the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on historical write-off and collection experience by type of market. The Company increases its allowance for doubtful accounts by a fixed amount each month and reviews the sufficiency of such allowance once a year. Past due balances are reviewed on a pooled basis by market. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

(e) Inventories-

Inventories represent telecommunications equipment for sale and are stated at the lower of historical cost or market (replacement cost), provided that replacement cost is not lesser than net realizable value. Cost of sales represents the replacement cost of inventories at the time of sale, expressed in constant pesos as of the most recent year-end.

(f) Investment in associated company-

Investment in the common stock of non-controlled associated company corresponds to 50% of Conectividad Inalámbrica 7GHZ, S. de R. L. (Conectividad), which is accounted for under the equity method. The loss in excess of the investment in Conectividad has been recognized because Avantel Infraestructura has decided to financially continue supporting its associated company.

(g) Property, telecommunications equipment, furniture and leasehold improvements-

Property, telecommunications equipment, furniture and leasehold improvements is stated at cost and adjusted for inflation by applying NCPI factors.

The Company capitalizes the net comprehensive financial results attributable to assets under construction or installation as part of the cost of such assets, as well as materials, labor and consulting fees inherent to the design, construction and installation of the optic-fiber network and other investment projects. The cost of construction and equipment is transferred to telecommunications equipment in service when the projects are completed and/or when the equipment is in conditions to be used.

Depreciation on property, telecommunications equipment and furniture is calculated on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized straight-line over the lease term. Capitalized costs are amortized over the asset’s estimated useful life. Annual depreciation and amortization rates of the principal asset classes are as follows:

F2-12

AVANTEL INFRAESTRUCTURA, S. DE R. L. DE C. V. AND SUBSIDIARIES
AND AVANTEL, S. DE R. L. DE C. V.
(Formerly Avantel, S. A. and Subsidiaries and
Avantel Servicios Locales, S. A., respectively)

NOTES TO COMBINED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
(Thousands of constant Mexican pesos as of September 30, 2006, except otherwise noted)

Rates
Buildings	5%
Telecommunications equipment	4% to 50%
Furniture and office equipment	25%
Transportation equipment	25%
Data processing equipment	16%
Leasehold improvements	10% to 14%

Maintenance and minor repairs are expensed as incurred.

(h) Concessions, circuit installation expenses and other assets-

Concessions, circuit installation expenses and other assets consist mainly of licenses, concession frequency rights, pre-operating expenses, systems development costs, circuit installation expenses, technology right of use and debt issuance costs. These assets are adjusted for inflation based on factors derived from the NCPI. Amortization is calculated on the straight-line method over periods ranging from one to 27 years. Amortization of pre-operating expenses and systems development costs is calculated on the straight-line method over the estimated period of future benefits. Circuit installation expenses are amortized over a period of 18 months (external circuits) or 36 months (internal circuits). Technology right of use is amortized over the period of the licenses. Debt issuance costs are amortized over the life of the related debt.

Software development costs, both internal and external, incurred to develop internal-use computer software during the application development stage are capitalized. Application development stage costs generally include software configuration, coding, installation and testing. Costs of significant upgrades and enhancements that result in additional functionality are also capitalized. Costs incurred for maintenance and minor upgrades and enhancements are expensed as incurred. Capitalized internal-use software development costs are amortized on a straight-line basis over the useful lives of the related software application. The Company does not sell or license the rights of its developed software.

(i) Guaranty deposits and other assets-

Guaranty deposits and other assets include mainly seniority premium and other retirement plans intangible assets and the amounts paid by the Company for the performance bonds.

(j) Accruals-

Based on management’s estimates, the Company recognizes accruals for those present obligations in which the transfer of assets or the rendering of services is virtually assured and arises as a consequence of past events, and are reported under accounts payable and accrued expenses on the combined balance sheets.

(k) Advertising costs-

Advertising costs paid in advance are expensed as the advertising time is used or advertisements are published. All other advertising costs are expensed as incurred. Advertising expense during the years ended December 31, 2005, 2004 and 2003 aggregated Ps. 18,984, Ps. 42,651 and Ps. 23,999, respectively

(l) Seniority premium and other postretirement benefits-

Seniority premium benefits and other post-retirement benefits to which employees are entitled are charged to operations for the year based on actuarial computations of the present value of this obligation. Amortization of prior service costs is based on the estimated average service lives of existing personnel. At December 31, 2005, the average service life of employees entitled to plan benefits approximates 18 years.

F2-13

AVANTEL INFRAESTRUCTURA, S. DE R. L. DE C. V. AND SUBSIDIARIES
AND AVANTEL, S. DE R. L. DE C. V.
(Formerly Avantel, S. A. and Subsidiaries and
Avantel Servicios Locales, S. A., respectively)

NOTES TO COMBINED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
(Thousands of constant Mexican pesos as of September 30, 2006, except otherwise noted)

(m) Income tax (IT), tax on assets (TA), and employee statutory profit sharing (ESPS)-

IT, TA and ESPS payable for the year are determined in conformity with tax regulations in force.

Deferred income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit (TA) carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Deferred ESPS is recognized only for timing differences arising from the reconciliation of book income to income for profit sharing purposes, on which it may be reasonably estimated that a future liability or benefit will arise and there is no indication that the liabilities or benefits will not materialize.

(n) Inflation adjustment of capital stock and deficit-

This adjustment is determined by multiplying stockholder contributions and deficit by factors derived from the NCPI, which measure accumulated inflation from the dates of origin through the most recent year end. The resulting amounts represent the constant value of stockholders’ equity.

(o) Cumulative deferred income taxes-

Represents the cumulative effect of the adoption of the deferred taxes accounting standard.

(p) Equity adjustment for non-monetary assets-

Represents the difference between the specific price-level of non-monetary assets and the values determined using factors derived from the NCPI, for years prior to December 31, 2001.

(q) Comprehensive financial results (CFR)-

The CFR includes interest income and expense, foreign exchange gains and losses, and monetary position gains and losses, reduced by the amounts capitalized (see note 10).

Transactions in foreign currency are recorded at the exchange rate prevailing on the date of execution or settlement. Foreign currency assets and liabilities are translated at the exchange rate in force at the balance sheet date. Exchange differences arising from assets and liabilities denominated in foreign currencies are reported in operations for the year.

Monetary position gains and losses are determined by multiplying the difference between monetary assets and liabilities at the beginning of each month, including deferred taxes, by inflation factors through year end. The aggregate of these results represents the monetary gain or loss for the year arising from inflation, which is reported in operations for the year.

(r) Revenue recognition-

Following is a description of Company’s revenue recognition by type of revenue:

•	Domestic and international long-distance-

Revenues from domestic and long-distance services are recognized based on minutes of traffic processed. International long-distance revenues reflect the amounts earned from the outbound traffic performed by the Company’s customers in Mexico, which is recognized based on minutes of traffic processed.

F2-14

AVANTEL INFRAESTRUCTURA, S. DE R. L. DE C. V. AND SUBSIDIARIES
AND AVANTEL, S. DE R. L. DE C. V.
(Formerly Avantel, S. A. and Subsidiaries and
Avantel Servicios Locales, S. A., respectively)

NOTES TO COMBINED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
(Thousands of constant Mexican pesos as of September 30, 2006, except otherwise noted)

•	International traffic−

Revenues from international long-distance services include those obtained for the use of the Company’s network by foreign carriers. Inbound and outbound traffic are received and sent in accordance with several agreements entered into between the Company and foreign carriers (mainly MCI), under a fixed rate and proportional return system, described below.

•	Fixed rate and proportional return system-

Pursuant to the International Long-Distance Regulations issued by COFETEL in force through August 2004, inbound international long-distance traffic and outbound traffic from Mexico is routed considering a fixed rate and a proportional return system. Under this system, incoming call attempts are divided among Mexican carriers in proportion to the outgoing traffic originated by each one of the carriers. The proportional return system incorporates certain provisions to reallocate traffic among carriers if a carrier receives a disproportionate amount of traffic in any period. Furthermore, the Company records provisions to recognize expected net adjustments to cost of services on estimated amounts due to other carriers based on prior years experience and settlements reached. On August 11, 2004, the COFETEL published new International Telecommunication Rules, eliminating the proportional return system; such rules are effective the day following their publication. Under the new system, the International Settlement Rates are subject to free market rules, which allow for each carrier to negotiate freely its own rates. We expect that International Settlement Rates that leading U.S. carriers use to settle accounts with foreign telecommunications carriers will continue to be subject to intense downward pressure due to competition factors.

Interconnection agreements between Mexican long-distance concessionaires and foreign carriers require the approval of COFETEL before becoming effective.

•	Circuits installation and advanced collections-

Revenue from circuits installation is recognized over the minimum contract period of 18 months. Fees collected in advance are recognized over a period of 12 months in which the services have to be rendered (such fees collected in advance are related to maintenance).

•	Lease of frequency bands-

Revenues from frequency bands are recognized monthly based on a fixed fee once the services are rendered.

•	Value added services and other services-

Revenues related to value added services and other services are recognized as the services are rendered. The Company recognizes revenue from prepaid cards in the month in which the minutes are reported as utilized.

Deferred revenue is presented in a specific line-item on the balance sheets.

(s) Financial instruments and concentration of credit risks-

Financial instruments that potentially subject the Company to a concentration of credit risks principally consist of cash equivalents and accounts receivable. The Company seeks to reduce credit risks of financial instruments by investing cash flows in various financial institutions, principally in short-term deposits and

F2-15

AVANTEL INFRAESTRUCTURA, S. DE R. L. DE C. V. AND SUBSIDIARIES
AND AVANTEL, S. DE R. L. DE C. V.
(Formerly Avantel, S. A. and Subsidiaries and
Avantel Servicios Locales, S. A., respectively)

NOTES TO COMBINED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
(Thousands of constant Mexican pesos as of September 30, 2006, except otherwise noted)

money market accounts. Exposure to customer credit risk is controlled through credit approvals, continuous monitoring procedures, and establishment of an allowance for doubtful accounts, when necessary.

Most of the international long-distance service revenues are generated from traffic exchanged between MCI and the Company. Additionally, in order to service its customers, the Company must interconnect with and use the network of other Mexican carriers, mainly Telmex.

For the years ended December 31, 2005, 2004 and 2003, the Company recorded interconnection costs of approximately Ps. 1,883,000, Ps. 1,665,000 and Ps. 1,736,000, respectively.

(t) Contingencies-

Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the combined financial statements. Contingent revenues, earnings or assets are not recognized until realization is assured.

(u) Impairment of property, telecommunications equipment, leasehold improvements and other non-current assets and intangibles-

The Company evaluates periodically the adjusted values of property, telecommunications equipment, leasehold improvements and other non-current assets and intangibles, to determine whether there is an indication of potential impairment. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net revenues expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated net revenues, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheets and reported at the lower of the carrying amount or realizable value.

(4)	Foreign currency exposure and investment in foreign subsidiary-

Monetary assets and liabilities denominated in dollars as of December 31, 2005 and 2004 were as follows:

	Thousands of dollars
	2005	2004
Current assets	US$ 54,360	56,016
Liabilities:
Current	65,380	194,011
Long-term	101,333	418,718
	166,713	612,729
Net liabilities	US$ 112,353	556,713

The exchange rate of the peso to the dollar, as of December 31, 2005 and 2004, was Ps. 10.7109 and Ps. 11.2183, respectively. At March 31, 2006, the exchange rate was $10.9228.

At December 31, 2005, the Company did not have foreign exchange hedging instruments.

F2-16

AVANTEL INFRAESTRUCTURA, S. DE R. L. DE C. V. AND SUBSIDIARIES
AND AVANTEL, S. DE R. L. DE C. V.
(Formerly Avantel, S. A. and Subsidiaries and
Avantel Servicios Locales, S. A., respectively)

NOTES TO COMBINED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
(Thousands of constant Mexican pesos as of September 30, 2006, except otherwise noted)

At December 31, 2005 and 2004, the Company had foreign origin non-monetary assets, which replacement cost may only be determined in dollars, which amount to approximately US$613 and US$587 million, respectively.

Below is a summary of transactions carried out with foreign entities, for the years ended December 31, 2005, 2004 and 2003, excluding imports and exports of machinery and equipment:

	Thousands of dollars
	2005	2004	2003
Services received	US$ 102	414	1,913
Administrative services paid	1,700	13,471	13,447
Engineering, design, construction and development capitalized expenses	292	202	15
Services revenue	104,675	70,662	92,798
Cost of services received	US$ 4,478	7,515	10,790

The exchange rate of the peso to the dollar used by the Company is based on the weighted average of free market rates available to settle its overall foreign currency transactions.

F2-17

AVANTEL INFRAESTRUCTURA, S. DE R. L. DE C. V. AND SUBSIDIARIES
AND AVANTEL, S. DE R. L. DE C. V.
(Formerly Avantel, S. A. and Subsidiaries and
Avantel Servicios Locales, S. A., respectively)

NOTES TO COMBINED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
(Thousands of constant Mexican pesos as of September 30, 2006, except otherwise noted)

Telecom Networks, Inc. is a foreign subsidiary of Avantel Infraestructura, which was incorporated during 2002. As of December 31, 2005 and 2004, this subsidiary has been consolidated. Condensed financial information of this subsidiary as of December 31, 2005 and 2004 is presented below:

	Thousands of dollars
	2005	2004
Current assets	US$ 2,585	8,378
Current liabilities	(5,562)	(8,121)
Working capital	(2,977)	257
Telecommunications equipment, net	87	97
Stockholders’ equity	US$ (2,890)	354

(5)	Financial instruments-

The carrying amounts of cash and cash equivalents, trade receivables, other current assets, other assets, trade accounts payable, related parties, and accrued expenses approximate their fair value because of the short maturity of these instruments.

The carrying amounts of short- and long-term loans and lines of credit approximate fair value due to their variable interest rates.

(6)	Trade receivables-

Trade receivables are analyzed as follows:

	2005	2004
Trade receivables	Ps. 1,475,349	1,256,932
Less allowance for doubtful accounts	684,333	643,476
	Ps. 791,016	613,456

The activity in the allowance for doubtful accounts for the years ended December 31, 2005 and 2004 was as follows:

	2005	2004
Balance at beginning of year	Ps. 643,476	586,290
Bad debt expense	81,056	131,059
Write-offs	(19,462)	(44,949)
Inflation effects	(20,737)	(28,924)
Balance at end of year	Ps. 684,333	643,476

Additionally, there are intercompany receivables, included under related parties, see note 7.

F2-18

AVANTEL INFRAESTRUCTURA, S. DE R. L. DE C. V. AND SUBSIDIARIES
AND AVANTEL, S. DE R. L. DE C. V.
(Formerly Avantel, S. A. and Subsidiaries and
Avantel Servicios Locales, S. A., respectively)

NOTES TO COMBINED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
(Thousands of constant Mexican pesos as of September 30, 2006, except otherwise noted)

(7)	Transactions and balances with stockholders and other related parties-

Transactions carried out with stockholders and other related parties, for the years ended December 31, 2005, 2004 and 2003, are as follows:

	2005	2004	2003
Revenues from MCI related to international traffic (note 3(r))	Ps. 1,194,974	865,882	1,184,932
Costs paid to MCI related to foreign international traffic (note 3(r))	52,104	88,279	132,138
Amortization of costs for the right to use computer software (note 7(a))	—	103,959	34,087
Administrative services and commission expenses (note 7(b))	25,784	41,078	59,751
Technical assistance and maintenance paid	80,025	160,868	158,954
Design, engineering, construction and development costs capitalized	3,286	945	132
Interest expense (note 7(c))	64,119	180,373	177,001
Revenue from domestic call services from Banco Nacional de Mexico, S. A. (note 7(b))	569,647	498,186	449,132
Revenue from the sale of fixed assets to Inmuebles Banamex, S. A. de C. V. (note 7(b))	—	103,653	—
Advances received from Banco Nacional de Mexico, S. A.	202,672	—	—
Interest income from Conectividad Inalámbrica 7GHZ, S. de R. L. (note 9)	3,587	2,796	2,490

Accounts receivable and payable to stockholders and related parties as of December 31, 2005 and 2004 are presented net on the combined balance sheets. The principal contracts and agreements entered into with stockholders and related parties are described below:

(a) Right to use computer software-

Ten-year Intellectual Property Agreement entered into with MCI on November 21, 1995 and amended on March 1, 1997, which grants Avantel Infraestructura the right to use certain software and other intellectual property owned by MCI. Avantel Infraestructura paid US$37.6 million for the license fee, which is amortized over the period of the agreement, and also has to make annual payments equivalent to 5% over the amount of certain operations established within the agreement. During 2004, the Company amortized the total outstanding balance.

(b) Administrative services with Banamex-

Revised service and facilities agreement entered into with Banamex in January 2000. Pursuant to the terms of the agreement, Banamex agrees to provide certain services and facilities required by Avantel to develop its long-distance services. These services include, but are not limited to: (i) use of real estate space

F2-19

AVANTEL INFRAESTRUCTURA, S. DE R. L. DE C. V. AND SUBSIDIARIES
AND AVANTEL, S. DE R. L. DE C. V.
(Formerly Avantel, S. A. and Subsidiaries and
Avantel Servicios Locales, S. A., respectively)

NOTES TO COMBINED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
(Thousands of constant Mexican pesos as of September 30, 2006, except otherwise noted)

in Banamex facilities, (ii) access to Banamex’s customer database for marketing purposes, (iii) sales and promotion spaces, (iv) technical support of Avantel Infraestructura’s network, (v) administrative services, (vi) invoicing, collection and payroll services, and (vii) joint development of products and services. Pursuant to the terms of the revised agreement, there is not a fixed amount for the services provided to the Company, so Banamex will invoice the Company for actual services provided. Additionally, the Company renders telecommunications services to Banamex, being one of its main customers.

Through October 2004, the Company had a lease agreement with Banamex, under which the Company leased to Banamex commercial facilities. In such month, Inmuebles Banamex, S. A. de C. V. acquired the property for Ps. 103,653. Lease revenue under the agreement amounted to Ps. 17,335 and Ps. 20,042 for the years ended December 31, 2004 and 2003, respectively, reported under other income, net.

(c) Sponsor Loan-

On June 30, 2000, the Company entered into US$265 million Sponsor Loan agreements with Banamex and MCI (stockholders). These Sponsor Loans bore interest at LIBOR plus 3% (4.48% and 4.27% average rate for the years ended December 31, 2004 and 2003, respectively).

In accordance with the agreements, interest from June 30, 2000 through June 28, 2002 was added to the principal at the end of such period. Capitalized interest amounted to US$39.9 million at June 28, 2002. Interests generated after such period are payable quarterly; however, the Company did not pay interest since April 2003, and accrued interest as of December 31, 2004 and 2003 amounted to US$23.7.

The principal, amounting to US$304.9 million at December 31, 2004, was payable in one installment on December 31, 2007.

As of December 31, 2004 the clauses established in these loans were linked to the financial and non-financial covenants included in the syndicated loan agreement mentioned in note 12. The Company did not fully comply with the covenants established in the debt agreements at such date.

On June 30, 2005, the stockholders decided to capitalize the outstanding balance of the Sponsor Loan and accrued interests as of such date. In addition, as mentioned in note 2(b), the Company fully prepaid the existing syndicated loan as of that date.

As a result, the Company classified these loan balances as non-current liabilities in accordance with their original maturities, in its combined balance sheet as of December 31, 2004, considering that during 2005 there was an extinguishment of the debt obligations with stockholders and, in addition, the stockholders did not demand the immediate payment of the Sponsor Loan.

(8)	Prepaid expenses-

Prepaid expenses are analyzed as follows:

	2005	2004
Services and other	Ps. 78,011	48,955
Prepaid insurance	4,381	2,820
	Ps. 82,392	51,775

F2-20

AVANTEL INFRAESTRUCTURA, S. DE R. L. DE C. V. AND SUBSIDIARIES
AND AVANTEL, S. DE R. L. DE C. V.
(Formerly Avantel, S. A. and Subsidiaries and
Avantel Servicios Locales, S. A., respectively)

NOTES TO COMBINED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
(Thousands of constant Mexican pesos as of September 30, 2006, except otherwise noted)

(9)	Investment in shares of associated company-

As of December 31, 2005 and 2004, the investment in shares of associated company is represented by a non-controlling 50% interest in the equity shares of Conectividad Inalámbrica 7GHZ, S. de R. L. The business of this company consists in providing radio communication services in Mexico under the concession granted by the SCT. Such concession places certain performance conditions and commitments to this company, such as: (i) filing annual reports with the SCT relating to the quality of the services, (ii) stockholders structure, and (iii) rates and billing systems.

Since the Company does not have effective control, this investment is accounted for under the equity method.

Condensed financial information of the associated company as of and for the years ended December 31, 2005 and 2004 follows:

	2005	2004
Balance Sheet
Current assets	Ps. 12,222	9,420
Pre-operating expenses and deferred charges	20,694	22,592
Total assets	32,916	32,012
Total liabilities	52,897	46,181
Stockholders’ equity (deficit)	Ps. (19,981)	(14,169)
50% equity interest	Ps. (9,990)	(7,084)
Statements of operations
Revenue from rent of frequency bands	Ps. 2,101	1,849
Cost of services and operating expenses	1,968	1,917
Operating income (loss)	133	(68)
Comprehensive financial results	(5,945)	(3,803)
Net loss	Ps. (5,812)	(3,871)
Equity in loss of associated company	Ps. (2,906)	(1,936)

As of December 31, 2005 and 2004, the liabilities of this company include Ps. 25,501 and Ps. 22,099, respectively, payable to Avantel.

(10)	Property, telecommunications equipment, furniture and leasehold improvements-

Property, telecommunications equipment, furniture and leasehold improvements is analyzed as follows:

F2-21

AVANTEL INFRAESTRUCTURA, S. DE R. L. DE C. V. AND SUBSIDIARIES
AND AVANTEL, S. DE R. L. DE C. V.
(Formerly Avantel, S. A. and Subsidiaries and
Avantel Servicios Locales, S. A., respectively)

NOTES TO COMBINED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
(Thousands of constant Mexican pesos as of September 30, 2006, except otherwise noted)

	2005	2004
Buildings	Ps. 95,042	91,215
Telecommunications equipment	16,459,704	15,923,612
Furniture and office equipment	153,188	153,175
Transportation equipment	28,852	32,984
Data processing equipment	553,043	481,605
Leasehold improvements	311,332	313,179
	17,601,161	16,995,770
Less accumulated depreciation and amortization	10,425,378	9,172,053
	7,175,783	7,823,717
Land	177,773	177,773
Construction in progress (note 17 (k))	605,072	678,662
	Ps. 7,958,628	8,680,152

All property and telecommunications equipment have been pledged to guarantee the loan described in note 12.

During 2005 and 2004, the Company did not capitalize CFR. As of December 31, 2005 and 2004 total accumulated CFR capitalized approximates Ps. 247,389. Depreciation and amortization expense was Ps. 1,249,898, Ps. 1,202,137 and Ps. 1,221,890 for the years ended December 31, 2005, 2004 and 2003, respectively.

During 2004, the Company sold certain non-strategic fixed assets, such as land for Ps. 10,475, flexoduct for Ps. 190,992 and a call center for Ps. 103,653, with a net gain (loss) of approximately Ps. (3,505), Ps. 146,715 and Ps. 55,594, respectively, reported in other income, net on the statement of operations.

(11)	Concessions, circuit installation expenses and other assets-

Concessions, circuit installation expenses and other assets are analyzed as follows:

	2005	2004
Concessions	Ps. 231,450	231,450
Pre-operating expenses	2,167,924	2,167,924
Software development costs(2)	1,275,189	1,275,189
Circuit installation expenses	678,253	695,878
Rights to use technology(2)	602,576	602,576
Loans issuance costs(1)	61,244	155,659
Rights of way	134,982	134,982
Other	102,256	47,372
	5,253,874	5,311,030
Less accumulated amortization	4,495,758	4,173,854
	Ps. 758,116	1,137,176

F2-22

AVANTEL INFRAESTRUCTURA, S. DE R. L. DE C. V. AND SUBSIDIARIES
AND AVANTEL, S. DE R. L. DE C. V.
(Formerly Avantel, S. A. and Subsidiaries and
Avantel Servicios Locales, S. A., respectively)

NOTES TO COMBINED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
(Thousands of constant Mexican pesos as of September 30, 2006, except otherwise noted)

(1)
On June 30, 2005, the Company prepaid the syndicated loan existing as of that date; therefore, the unamortized balance of the loan issuance costs, approximating Ps. 33,976, was charged to operations, under comprehensive financial results. The issuance costs incurred for the new syndicated loan amounting to Ps. 61,244 were capitalized and are amortized under the straight-line method over the loan period. See note 12.

(2)
In 2004, the Company revised the useful lives of software development costs and rights to use technology, determining an increase in the amortization for the year of Ps. 172,429. This effect is reported on the statements of operations under depreciation and amortization.

Amortization expense, for the years ended December 31, 2005, 2004 and 2003, was Ps. 437,982, Ps. 612,022 and Ps. 551,778, respectively. The amortization expense for the issuance of loans is reported under interest expense on the statements of operations.

(12)	Long-term debt-

Long-term debt as of December 31, 2005 and 2004 is analyzed as follows:

	2005	2004
US$225 million credit agreement with a syndicate of financial institutions dated June 30, 2005; US$120 million are repayable in dollars and US$105 million in Mexican pesos (Ps. 1,156,947), bearing interest at LIBOR plus an applicable margin on the Tranche denominated in dollars; and at TIIE plus an applicable margin on the Tranche denominated in Mexican pesos; payable in 9 variable semi-annual installments through June 2010 (2)	Ps. 2,472,589	—
Carried forward	Ps. 2,472,589	—
Brought forward	Ps. 2,472,589	—
US$213.7 million credit agreement with a syndicate of financial institutions, dated June 30, 2000, and amended in 2001 and 2002, bearing interest at LIBOR plus an applicable margin, payable in 10 variable semi-annual installments through June 2007 for Tranche ‘‘A’’ and six variable semi-annual installments through June 2005 for Tranche ‘‘B’’. This credit was prepaid on June 30, 2005 (1)	—	1,183,577
Tranche ‘‘C’’ of the abovementioned loan, amounting to US$117.8 million, payable in 10 variable installments through June, 2007. This credit was prepaid on June 30, 2005 (1)	—	1,124,760
Total long-term debt	2,472,589	2,308,337
Less current installments	384,625	957,505
Long-term debt, excluding current installments	Ps. 2,087,964	1,350,832

Maturities of long-term debt as of December 31, 2005 are as follows:

F2-23

AVANTEL INFRAESTRUCTURA, S. DE R. L. DE C. V. AND SUBSIDIARIES
AND AVANTEL, S. DE R. L. DE C. V.
(Formerly Avantel, S. A. and Subsidiaries and
Avantel Servicios Locales, S. A., respectively)

NOTES TO COMBINED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
(Thousands of constant Mexican pesos as of September 30, 2006, except otherwise noted)

Year	Tranche in dollars	Tranche in Mexican pesos	Total
2006	Ps. 204,656	179,969	384,625
2007	292,365	257,099	549,464
2008	292,365	257,099	549,464
2009	292,365	257,099	549,464
2010	233,891	205,681	439,572
	Ps. 1,315,642	1,156,947	2,472,589

(1)	Syndicated Loan as of June 30, 2005-

On June 30, 2000, Avantel Infraestructura entered into a credit agreement with a syndicate of financial institutions represented by ABN AMRO Bank, N.V., which was amended in 2001 and 2002. This loan provided that after the balances of the Exim and EDC bank loans had been reduced to US$150 million, the syndicate would make two Tranches of loans available to the Company. Tranche ‘‘A’’ for US$150 million and Tranche ‘‘B’’ for US$75 million, which were completely drawn down by the Company on June 30, 2000 and December 29, 2000, respectively. Tranches ‘‘A’’ and ‘‘B’’ bore annual interest at LIBOR plus an applicable margin. Such margin was determined based on the level of consolidated debt to Earnings Before Interest, Tax, Depreciation and Amortization (EBITDA). The applicable margin could change if the credit was covered by political risk insurance. The applicable margins varied from LIBOR plus 1.75% to LIBOR plus 3.25%.

As of June 30, 2005, December 31, 2004 and 2003, the Company computed and recorded interest expense using the applicable rates. The average annual interest rate as of June 30, 2005, December 31, 2004 and 2003 was 6.63%, 6.48% and 6.24%, respectively.

Interest was payable quarterly commencing on September 30, 2001. Principal was repayable in semi-annual installments commencing on December, 31, 2002 with a final installment on June 30, 2005 for Tranche ‘‘B’’ and June 30, 2007 for Tranche ‘‘A’’. On June 30, 2005, the Company decided to fully pre-pay this credit and, therefore, extinguished the acquired commitments and credit obligations.

Interest payable for Tranche ‘‘C’’ was determined under the same basis of Tranche ‘‘A’’, except for the ‘‘Alcatel Project’’ line of credit of US$83 million, which bore annual interest at LIBOR plus an applicable margin of 0.2% below that of Tranche ‘‘A’’. The principal was repayable semiannually commencing in June 2003, with a final installment on June 30, 2007. On August 13, 2003, Lucent assigned to UBS AG, Stamford Branch, 100% of the assigner’s Tranche ‘‘C’’ commitment, together with a corresponding portion of the assigner’s outstanding Tranche ‘‘C’’ loan and all related rights, benefits, obligations, liabilities and indemnities of the assigner under and in connection with the credit agreement. As of June 30, 2005 and December 31, 2004 the outstanding principal of Tranche ‘‘C’’ amounted to US$94.8 and US$94.8 million, respectively. On June 30, 2005, the Company decided to fully pre-pay this credit and, therefore, extinguished the acquired commitments and credit obligations.

The syndicated loan was secured with the assets and shares of Avantel Infraestructura.

F2-24

AVANTEL INFRAESTRUCTURA, S. DE R. L. DE C. V. AND SUBSIDIARIES
AND AVANTEL, S. DE R. L. DE C. V.
(Formerly Avantel, S. A. and Subsidiaries and
Avantel Servicios Locales, S. A., respectively)

NOTES TO COMBINED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
(Thousands of constant Mexican pesos as of September 30, 2006, except otherwise noted)

The syndicated loan agreement established a series of financial and non-financial covenants. At December 31, 2004 some of the covenants were not fully complied with. As a result of the aforementioned agreements and 2005 extinguishment of debt, and considering that the Company fully pre-paid the outstanding balance and, therefore, extinguished the acquired commitments and credit obligations (see new syndicated loan below), the Company classified these loan agreements in accordance with their original maturity in the accompanying combined balance sheet, as of December 31, 2004.

(2)	New Syndicated Loan as of December 31, 2005-

On June 30, 2005, the Company contracted a senior secured dual-currency syndicated facility, amounting to US$225,000,000 with a syndicate of financial institutions represented by ABN AMRO Bank, N.V., together with its subsidiaries or affiliated companies (ABN AMRO), and Citigroup Global Markets, Inc., on behalf of Citigroup (jointly, leaders of the agreement). Tranche in dollars amounted to US$120 million and Tranche in Mexican pesos amounted to Ps. 1,156,947 (equivalent to US$105 million). Tranche in dollars was split into three notes of US$40 million each, providing the cash proceeds ABN AMRO, JP Morgan Chase Bank N.A. and Standard Bank, Plc. Tranche in Mexican pesos was provided by Banco Nacional de Mexico, S. A., related party. Cash proceeds from this credit were used to fully pre-pay the aforementioned existent syndicated loan as of June 30, 2005. The new syndicated loan is secured with all assets and shares of the Company and its subsidiaries, as collateral guarantee, including its rights (concessions, licenses and frequencies), without transfer possession.

Tranche provided by ABN AMRO, JP Morgan Chase Bank N.A. and Standard Bank, Plc. bears annual interest at a base rate or LIBOR plus an applicable margin. Base rate will be the higher between the one published by the bank of the Federal Reserve of New York, plus 0.50%, and the reference rate of the agent bank. LIBOR rate is adjusted by a percentage of reserve published by the Federal Reserve of the United States of America (Federal Reserve Board). The applicable margin for the first year is 2.75%. Interest is payable quarterly. As of December 31, 2005, the base rate used was approximately 6.72%.

Tranche provided by Banco Nacional de Mexico, S. A. bears annual interest at TIIE plus an applicable margin, being this rate approximately 12.42%. The applicable margin for the first year is 2.75%. Interest is payable quarterly.

On November 3, 2005 Banco Nacional de Mexico, S. A. entered into an assignment agreement related to a portion of its credit, with Export Development Canada (EDC), amounting to Ps. 165,056; therefore, since that date EDC assumes all rights, benefits, obligations, liabilities and indemnities related to this portion of the credit.

The applicable margin will be 2.75%, unless the Company pre-pays a minimum of US$100 million to the syndicate of institutions. From that moment the applicable margin will be determined based on the level of consolidated debt to earnings before interest, taxes, depreciation and amortization (EBITDA), as follows:

Consolidated debt to EBITDA ratio	Applicable margin
Greater than 2.5 times	2.5%
Greater than 2 times but less than 2.5 times	2%
Less than 2 times	1.5%

F2-25

AVANTEL INFRAESTRUCTURA, S. DE R. L. DE C. V. AND SUBSIDIARIES
AND AVANTEL, S. DE R. L. DE C. V.
(Formerly Avantel, S. A. and Subsidiaries and
Avantel Servicios Locales, S. A., respectively)

NOTES TO COMBINED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
(Thousands of constant Mexican pesos as of September 30, 2006, except otherwise noted)

Additionally, if the Company does not comply with all the covenants included in the new syndicated loan agreement, including the payment of interest, an additional interest of 2% will be added as an interest default rate for the Tranche in dollars and the double of the TIIE for the Tranche in Mexican pesos.

The new syndicated loan is secured with the assets and shares of Avantel Infraestructura and Avantel.

The new syndicated loan agreement established a series of financial and non-financial covenants, including among others: the limitation to increase indebtedness, restricted payment provisions, capitalization level requirements, the use of assets to guarantee loans, the sale of fixed assets, and investment in shares of subsidiaries. The principal restrictions and covenants are as follows:

Combined net worth cannot be less than US$100 million;

•	EBITDA to Interest Ratio cannot be less than 3 times, at the end of any fiscal quarter;

•
Debt to EBITDA Ratio cannot be more than 3 times at the end of any fiscal quarter; however, through the quarter ending June 30, 2006 this Ratio may be more than 3 times but no more than 3.25 times at the end of a quarter, provided this does not happen in two consecutive fiscal quarters.

•
The Company shall not make capital expenditures: (i) for the period from January 1, 2005 through December 31, 2006, in excess of US$100 million; provided that capital expenditures in 2006 may not exceed 50% of EBITDA for fiscal year 2005, and (ii) for each fiscal year from 2007 and thereafter, in excess of 50% of EBITDA for the previous fiscal year.

There are certain other covenants, including:

•	The Company shall not establish, create or acquire any subsidiary, unless 100% of the capital stock of such new subsidiary is pledged to the collateral agent (on behalf of the secured parties);

•
The Company shall not issue or sell capital stock or securities convertible into, or exercisable for, any of its capital stock, unless such issuances, sales or transfers would not result in a change of control;

•
The Company shall not incur, assume, guarantee, permit to exist or otherwise become liable for any indebtedness, except for credits or obligations under capital leases, which may not exceed at any time US$30 million.

(13)	Income tax (IT), tax on assets (TA), employee statutory profit sharing (ESPS) and tax loss carryforwards-

Avantel Infraestructura and its subsidiaries and Avantel determine their tax liabilities on a stand-alone basis, and the combined financial statements show the aggregate of such taxes. Therefore, the amounts included in this disclosure represent the sum of the amounts determined by each company.

IT and TA expense for the years ended December 31, 2005, 2004 and 2003 is analyzed as follows:

	2005	2004	2003
IT	Ps. 7,571	14,641	4,339
TA	29,754	70,270	63,324
Deferred income tax	29,002	5,900	250,668
	Ps. 66,327	90,811	318,331

F2-26

AVANTEL INFRAESTRUCTURA, S. DE R. L. DE C. V. AND SUBSIDIARIES
AND AVANTEL, S. DE R. L. DE C. V.
(Formerly Avantel, S. A. and Subsidiaries and
Avantel Servicios Locales, S. A., respectively)

NOTES TO COMBINED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
(Thousands of constant Mexican pesos as of September 30, 2006, except otherwise noted)

Income tax benefit attributable to loss before IT and ESPS differed from the amounts computed by applying the Mexican tax rates of 30% in 2005, 33% in 2004 and 34% in 2003, and 10% profit sharing to pretax loss as a result as of the following items.

	IT			ESPS
	2005	2004	2003	2005	2004	2003
Computed ‘‘expected’’ tax benefit	Ps. (266,189)	(461,189)	(594,246)	(88,730)	(139,754)	(174,779)
Differences resulting from:
Inflation effects and companies with no employees, net	8,395	12,594	(3,211)	88,892	137,278	175,080
Non-deductible expenses	37,924	30,037	3,875	251	3,124	176
Effects on combined financial statements from inter-company sale of assets	11,155	—	—	—	—	—
Adjustments to deferred tax assets and liabilities for enacted changes in tax rates	(5,849)	405,379	74,792	—	—	—
Change in the beginning-of-the-year balance of the valuation allowance for deferred tax assets	234,855	106,364	863,485	—	—	—
Tax loss carryforwards expired unused	33,758	—	—	—	—	—
Other, net	12,278	(2,374)	(26,364)	—	—	(1,144)
IT, TA and ESPS expense (benefit)	Ps. 66,327	90,811	318,331	413	648	(667)

F2-27

AVANTEL INFRAESTRUCTURA, S. DE R. L. DE C. V. AND SUBSIDIARIES
AND AVANTEL, S. DE R. L. DE C. V.
(Formerly Avantel, S. A. and Subsidiaries and
Avantel Servicios Locales, S. A., respectively)

NOTES TO COMBINED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
(Thousands of constant Mexican pesos as of September 30, 2006, except otherwise noted)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2005 and 2004 are presented in the following page.

	IT		ESPS
	2005	2004	2005	2004
Deferred tax assets:
Accruals, deferred revenue and allowance for doubtful accounts	Ps. 439,758	432,742	4,332	2,015
Tax loss carryforwards	3,375,909	3,413,266	—	—
Recoverable TA	280,838	264,749	—	—
Total gross deferred tax assets	4,096,505	4,110,757	4,332	2,015
Less valuation allowance	3,316,615	3,081,760	—	—
Net deferred tax assets	779,890	1,028,997	4,332	2,015
Deferred tax liabilities:
Concessions, circuit installation expenses and other assets	89,957	56,429	—	—
Pre-operating expenses	120,426	184,348	—	—
Property, telecommunications equipment and leasehold improvements	563,467	753,178	—	—
Total deferred tax liabilities	773,850	993,955	—	—
Net deferred tax asset	Ps. 6,040	35,042	4,332	2,015

The valuation allowance for deferred tax assets as of January 1, 2005 and 2004 was Ps. 3,081,760 and Ps. 2,975,396, respectively. The net change in the total valuation allowance for the years ended December 31, 2005, 2004 and 2003 was an increase of Ps. 234,855, Ps. 106,364 and Ps. 863,485, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The Company has sustained tax losses in the past and, thus, management believes it is more likely than not that the Company will not realize the benefits from deferred tax assets.

The Company has not recognized a deferred tax liability related to the undistributed earnings of its subsidiaries and associated company accounted for under the equity method, which arose in 2005 and prior

F2-28

AVANTEL INFRAESTRUCTURA, S. DE R. L. DE C. V. AND SUBSIDIARIES
AND AVANTEL, S. DE R. L. DE C. V.
(Formerly Avantel, S. A. and Subsidiaries and
Avantel Servicios Locales, S. A., respectively)

NOTES TO COMBINED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
(Thousands of constant Mexican pesos as of September 30, 2006, except otherwise noted)

years, because the Company currently does not expect those unremitted earnings to reverse and become taxable in the foreseeable future. A deferred tax liability will be recognized when expectations to recover those undistributed earnings in a taxable manner, such as through sale or disposition of the investments, arise.

TA is calculated at a rate of 1.8% on the net value of certain assets and liabilities and is due only when the TA exceeds the IT payable. The TA paid can be recovered over the succeeding ten years, provided that IT exceeds TA in any such years.

As of December 31, 2005, tax loss carryforwards and recoverable TA expire as follows:

	Inflation-adjusted as of September 30, 2006
Year	Tax loss carryforwards	Recoverable TA

2006	Ps. 2,119,955	—
2007	1,942,270	—
2008	3,127,797	—
2009	1,183,927	—
2010	933,037	—
2011	362,160	69,913
2012	996,321	47,940
2013	1,150,815	64,808
2014	228,930	68,177
2015	11,607	30,000
	Ps. 12,056,819	280,838

A new IT Law was enacted on January 1, 2002. This law established an income tax rate of 33% for 2004, 34% for 2003 and 32% for 2005. However, on December 1, 2004 the rates were again changed to 30% for 2005, 29% for 2006 and 28% for 2007 and thereafter. As a result of these changes, during the years ended December 31, 2005, 2004 and 2003, the Company recognized an (increase) decrease in net deferred tax assets of (Ps. 5,849), $405,379 and Ps. 74,792, respectively, which were credited/charged to the results of operations in those years.

(14)	Stockholders’ equity-

The principal characteristics of stockholders’ equity are described below:

(a) Structure of capital stock-

Avantel Infraestructura:

At the Stockholders’ Meeting held on June 30, 2005 the following was agreed:

•	Consolidation of 441,000 series ‘‘B’’ shares into 360,000 new series ‘‘B’’ shares, at a ratio of 1.225 old shares to one new share.

F2-29

AVANTEL INFRAESTRUCTURA, S. DE R. L. DE C. V. AND SUBSIDIARIES
AND AVANTEL, S. DE R. L. DE C. V.
(Formerly Avantel, S. A. and Subsidiaries and
Avantel Servicios Locales, S. A., respectively)

NOTES TO COMBINED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
(Thousands of constant Mexican pesos as of September 30, 2006, except otherwise noted)

•	Consolidation of 459,000 series ‘‘C’’ preferred shares into 90,000 series ‘‘C’’ shares at a ratio of 5.1 old shares to one new share.

•
Consolidation of 90,000 new series ‘‘C’’ shares resulting from the above consolidation into the same number of new series ‘‘B’’ shares. MCI recognizes that the Company does not own any amount related to series ‘‘C’’ preferred dividends and resigns to any actual or potential right to receive preferred dividends, if any, related to such preferred shares.

•	Reduction of paid-in capital stock in the amount of Ps. 7,893,899, and Ps. 7,022,379 arising from inflation adjustments to absorb prior years losses.

•
Increase in capital stock of Ps. 3,886,618 (Ps. 3,716,852 historical), through capitalization of the ‘‘Sponsor Loan’’ described in note 7c., together with unpaid interest, issuing 880,387,275 common series ‘‘A’’ shares, with no par value, and 433,207,589 common series ‘‘B’’ shares, with no par value.

•	Transfer 302,674,250 common series ‘‘B’’ shares, representing Avantel Infraestructura common stock owned by MCI to Banamex, pursuant to the terms of the share transfer agreement.

After the above activity, the capital stock of Avantel Infraestructura at December 31, 2005, amounting to Ps. 5,276,572 (Ps. 3,724,571 historical), is fully paid and represented by 1,315,975,000 common, registered shares, with no par value. All shares are pledged as collateral for the new syndicated loan mentioned in note 12. The shares are divided into two series, as follows:

Shares	%	Shares issued
Common Series ‘‘A’’ shares with voting rights, free subscription	67	881,703,250
Common Series ‘‘B’’ shares with voting rights, free subscription	33	434,271,750
	100	1,315,975,000

Avantel:

At the Stockholders’ Meeting held on June 30, 2005 it was agreed to transfer 51,099,433 common series ‘‘B’’ shares, representing Avantel common stock owned by MCI to Banamex, pursuant to the terms of the share transfer agreement.

Series ‘‘A’’ shares represent no less than 51% of capital stock and may only be held by Mexican individuals or corporations. Foreign investors may not hold shares with voting rights representing more than 49% of the capital stock.

After the above activity, the capital stock of Avantel at December 31, 2005, amounting to Ps. 272,003 (Ps. 148,114 historical), is fully paid and represented by 148,114,300 common, registered shares, with no par value, divided into two series: 78,500,579 Series ‘‘A’’ shares and 69,613,721 Series ‘‘B’’ shares. All shares are pledged as collateral for the new syndicated loan mentioned in note 12.

(b) Comprehensive loss-

The comprehensive loss reported on the combined statements of stockholders’ equity represents the results of the total performance of the Company during the year, and consists of the net loss for the year, as reported in the combined statements of operations.

F2-30

AVANTEL INFRAESTRUCTURA, S. DE R. L. DE C. V. AND SUBSIDIARIES
AND AVANTEL, S. DE R. L. DE C. V.
(Formerly Avantel, S. A. and Subsidiaries and
Avantel Servicios Locales, S. A., respectively)

NOTES TO COMBINED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
(Thousands of constant Mexican pesos as of September 30, 2006, except otherwise noted)

(c) Restrictions on stockholders’ equity (deficit)-

Stockholder contributions restated as provided for by the IT law may be refunded to the stockholders tax-free, to the extent that such contributions equal or exceed stockholders’ equity.

Retained earnings and other stockholders’ equity accounts on which no IT has been paid are subject to IT in the event of distribution, at the rate of 29%, payable by the Company; consequently, the stockholders may only receive 71% of such amounts. No dividends may be paid while the Company has a deficit.

(15)	Revenue from services-

The Company only operates in one business segment. Company’s management analyzes the various revenue streams by services and products; however, indirect costs and expenses for each one of them are not individually identified, except for selling expenses, considering that all revenue streams are so similar and essentially have the same economic characteristics.

The Company does not have significant long-lived assets located outside Mexico. In addition, the Company utilizes the same optic-fiber infrastructure to provide services. Most of the long-distance services are carried out with MCI.

(16)	Telmex settlement agreement-

Avantel Infraestructura agreed to pay Teléfonos de Mexico, S. A. de C. V. (Telmex) its proportional share of the infrastructure costs incurred by Telmex to upgrade and adjust its network and systems to allow interconnection with the new entrant carriers (the ‘‘Special Project Charges’’), through the payment of a supplemental interconnection fee of US$0.0053 for each long-distance minute, beginning December 1, 2000 and ending December 31, 2004. The Company has complied with the respective payment obligations. The agreement establishes that to the extent that by January 1, 2005 there still be an outstanding balance payable to Telmex in connection with the Special Project Charges, the carriers that were interconnected from July 1 to December 31, 2004 would contribute, within 30 days following December 31, 2004, the amount that corresponds to each carrier. In June 2004, the Company requested the COFETEL a reduction of the total amounts paid of common costs, since in 2004 a new carrier was interconnected to the infrastructure of Telmex. As of December 31, 2005, no final resolution has been issued.

(17)	Commitments and contingencies-

(a) In December 2000, Avantel Infraestructura was sued by Teleplus, Inc. (Teleplus) before a District Court sited in Texas, in the United States of America, claiming payment of commissions on sales made during the so-called ‘‘Equal Access’’ period. Upon completion of the trial stage and after deliberation, in September 2003, the Jury rendered a verdict in the case in favor of Teleplus, awarding damages. Teleplus elected to seek judgment based on damages for the breach of contract plus prejudgment interest calculated at 5% simple interest beginning October 1997 and attorney’s fees, totaling approximately US$35.4 million. The judge in charge of this case has referred the matter to a U.S. Magistrate for finding of fact and conclusions of law.

On February 9, 2005, Avantel Infraestructura reached an off-court settlement with Teleplus, in which Avantel Infraestructura agreed to pay US$9.5 million.

Furthermore, Teleplus filed the relevant briefs with the District Court of the State of Texas in order to terminate this litigation, and to abandon and dismiss any and all of the actions brought against Avantel Infraestructura.

F2-31

AVANTEL INFRAESTRUCTURA, S. DE R. L. DE C. V. AND SUBSIDIARIES
AND AVANTEL, S. DE R. L. DE C. V.
(Formerly Avantel, S. A. and Subsidiaries and
Avantel Servicios Locales, S. A., respectively)

NOTES TO COMBINED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
(Thousands of constant Mexican pesos as of September 30, 2006, except otherwise noted)

As a result, Avantel Infraestructura increased the provision recorded from US$3.5 to US$9.5 million at December 31, 2004. The increase of US$6 million was reported as other expenses on the combined statements of operations.

F2-32

AVANTEL INFRAESTRUCTURA, S. DE R. L. DE C. V. AND SUBSIDIARIES
AND AVANTEL, S. DE R. L. DE C. V.
(Formerly Avantel, S. A. and Subsidiaries and
Avantel Servicios Locales, S. A., respectively)

NOTES TO COMBINED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
(Thousands of constant Mexican pesos as of September 30, 2006, except otherwise noted)

(b) On November 28, 2002, Global Link Telecom Corporation (Global Link) requested from the Company a payment of one million dollars due to the fact that Global Link filed voluntary petition for reorganization under Chapter 11 of the USA Bankruptcy Code. This amount relates to payments made by Global Telecommunications Solutions de Mexico, S. de R. L. de C. V. (GTSM) 90 days before the Global Link reorganization period began. In October 2003, the bankruptcy committee in charge of this case increased the requested amount to three million dollars. Legal advisors of Avantel Infraestructura initiated the defense of the Company arguing that Global Link has never had any relationship with Avantel Infraestructura. Should Avantel Infraestructura obtain an unfavorable resolution, it will pay three million dollars plus interest and legal expenses.

The current status of the adversary proceeding has now entered into the discovery stage, which requires the parties to develop evidence relating to their claims and defenses through the production of documents and the testimony of witnesses, expecting the completion of fact discovery by April 2006 and, upon completion of fact discovery, the parties will have the opportunity to make dispositive motions to the Bankruptcy Court by September 2006. In case of unfavorable verdict, the Company will start another legal defense procedure. Considering the actual stage of the trial, the Company has recorded a provision of Ps. 5,661.

(c) In September and November 2005, Avantel Infraestructura filed before the Federal Court of Tax and Administrative Justice a lawsuit claiming the lack of answer to a petition previously filed by Avantel Infraestructura requesting confirmation of a criterion. This petition was based on the fact that Avantel is not obligated to pay for some governmental services established under article 232, fraction I, of the Federal Rights Law, with respect to the use of exclusive economic geographic zone in Mexico related to certain landing points in ‘‘Playa Niño’’, region 86, Benito Juarez Itancah Tulum, Carrillo Puerto, Quintana Roo.

The file was turned for study and resolution to the 5th Metropolitan Regional Court of the Federal Court of Tax and Administrative Justice, which is still pending to be admitted.

(d) Avantel has entered into several operating lease agreements for the use of interconnection and computer equipment. These agreements establish monthly and quarterly variable and fixed payment, ranging from 12 thousand dollars to US$1.7 million. These agreements expire on different dates from 2006 to 2008. Total minimum annual lease payments under these agreements are as follows:

Thousands of dollars
2006	1,906
2007	654
2008	17

Rental expense was Ps. 38,774, Ps. 63,534 and Ps. 87,555, for the years ended December 31, 2005, 2004 and 2003, respectively.

 (e) Avantel leases facilities for administrative offices and warehouses under defined term lease agreements. These contracts expire from 2006 to 2012. The monthly rents range from one thousand

F2-33

AVANTEL INFRAESTRUCTURA, S. DE R. L. DE C. V. AND SUBSIDIARIES
AND AVANTEL, S. DE R. L. DE C. V.
(Formerly Avantel, S. A. and Subsidiaries and
Avantel Servicios Locales, S. A., respectively)

NOTES TO COMBINED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
(Thousands of constant Mexican pesos as of September 30, 2006, except otherwise noted)

dollars to US$165. In some cases, there is an option to renew the contracts. Total minimum annual lease payments under these contracts are as follows:

2006	US$110,573
2007	119,328
2008	99,202
2009 and thereafter	215,107

Rental expense was US$89,505, US$92,160 and US$90,397, for the years ended December 31, 2005, 2004 and 2003, respectively.

(f) The concessions granted by the SCT, described in note 2, establish certain obligations to the Company, including, but not limited to: (i) filing annual reports to the SCT, relating to main shareholders of the Companies, (ii) reporting increases in common stock, (iii) providing continuous services with certain technical specifications, (iv) filing monthly reports about disruptions, (v) filing the services’ rates, and (vi) providing a bond.

(g) The Company has entered into several standard interconnection service contracts with companies providing both local and long-distance services, as well as wireless services. Under these contracts, the parties agree to provide the Company, under un-discriminatory basis, the interconnection services required by the Company. Under these contracts, the Company must pay a fee equivalent to the interconnection minutes used multiplied by the rates established by the SCT and the parties.

(h) The Company filed at the Federal Court of Tax and Administrative Justice three actions for annulment against some rulings issued by COFETEL. One of these rulings states that Telmex was elected to agree with foreign carriers the international settlement rates, which must be used by the Company. No final resolution has been obtained yet.

(i) There are certain obligations arising from the contracts entered into with the parent and affiliated companies, mentioned in note 7.

(j) The Company has entered into various service contracts with customers, in which it is obligated to provide the telecommunication services, mainly data, for periods from one to three years.

(k) As of December 31, 2005, Avantel Infraestructura had outstanding commitments to acquire equipment and other capital expenditures amounting to US$6.2 million, related to the construction of its telecommunications network. Additionally, it has entered into certain credit line arrangements with suppliers, amounting to US$22 million. As of December 31, 2005 the Company has used US$1.8 million.

(l) As of December 31, 2005, the Company obtained performance bonds for US$247,976 to guarantee the Company’s compliance with certain obligations with authorities and suppliers.

(m) Based on the proportional return system of long-distance calls received from abroad in excess of long-distance calls sent through the Company’s network, in accordance with the proportional return system mentioned in note 3r. in force through 2004, the Company is not aware of any contractual obligation derived from such system at December 31, 2005; in addition, the legal advisors of the Company believe that in the event of any claim from the other carriers, there are legal arguments to not adjust such proportional return system.

F2-34

AVANTEL INFRAESTRUCTURA, S. DE R. L. DE C. V. AND SUBSIDIARIES
AND AVANTEL, S. DE R. L. DE C. V.
(Formerly Avantel, S. A. and Subsidiaries and
Avantel Servicios Locales, S. A., respectively)

NOTES TO COMBINED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
(Thousands of constant Mexican pesos as of September 30, 2006, except otherwise noted)

(n) The Company is involved in a number of lawsuits and claims arising in the normal course of business. It is expected that the final outcome of these matters will not have significant adverse effects on the combined financial position and results of operations.

(o) The five-year period prior to the most recent income tax return filed is open to governmental tax examination.

(p) In accordance with the IT Law, companies carrying out transactions with related parties are subject to certain requirements as to the determination of prices, since such prices must be similar to those that would be used in arm’s-length transactions.

Should the tax authorities examine the transactions and reject the related-party prices, they could assess additional taxes plus the related inflation adjustment and interest, in addition to penalties of up to 100% of the omitted taxes.

(18)	Subsequent events-

a) At the Stockholders’ Meeting of Avantel, S. A. held on February 1, 2006, it was agreed to transform the company from a ‘‘Corporation’’ (Sociedad Anónima) to a ‘‘Limited Partnership of Variable Capital’’ (Sociedad de Responsabilidad Limitada de Capital Variable). As a result, the company’s name is now Avantel, S. de R. L. de C. V.

b) At the Stockholders’ Meeting of Avantel Infraestructura, S. A. held on February 1, 2006, it was agreed to transform the company from a ‘‘Corporation’’ (Sociedad Anónima) to a ‘‘Limited Partnership of Variable Capital’’ (Sociedad de Responsabilidad Limitada de Capital Variable). As a result, the company’s name is now Avantel Infraestructura, S. de R. L. de C. V.

c) In March 2006, the Company entered into currency hedging agreements to reduce the risk of changes in interest rates and foreign exchange rates with ABN AMRO Bank (ABN), Banamex and Standard Bank, effective March 30, 2006. These agreements reduce the risk of foreign exchange rates of the Tranche contracted in dollars of the new syndicated loan amounting to US$120 million. The hedging agreements effectively substitute the interest rate in dollars at LIBOR plus the applicable margin on our US dollar indebtedness for a mix of fixed and variable rates in pesos TIIE rate plus applicable margin, as follows:

Institution	Million dollars	%	Exhange rate	Fixed rate	Variable rate	Margin
ABN	40	33.33	Ps. 10.70	10.19%	—	—
ABN	10	8.33	Ps. 10.90	10.39%	—	—
ABN	15	12.50	Ps. 10.99	—	TIIE 28 D	2.02%
Banamex	40	33.33	Ps. 10.89	—	TIIE 91 D	2.05%
Standard	15	12.50	Ps. 11.00	—	TIIE 28 D	1.99%
	120	100.00

These agreements are subject to the terms and conditions established in the new syndicated loan mentioned in note 12. Hedges of exchange rates cover: (i) the payment of all amortizations, but the last one in June 2010, and (ii) interest payments, beginning in the second quarter of 2006 through the last payment in June 2010.

F2-35

AVANTEL INFRAESTRUCTURA, S. DE R. L. DE C. V. AND SUBSIDIARIES
AND AVANTEL, S. DE R. L. DE C. V.
(Formerly Avantel, S. A. and Subsidiaries and
Avantel Servicios Locales, S. A., respectively)

NOTES TO COMBINED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
(Thousands of constant Mexican pesos as of September 30, 2006, except otherwise noted)

The interest rate swap implies monthly payments of interest in Mexican pesos.

d) In January 2006, the Company entered into an exclusive and irrevocable capacity purchase agreement, including its management and maintenance with Telmex, for 3 year mandatory period, relating to certain transmission items to transport data, connected from the Company’s facilities to the ones of Telmex in certain Mexico cities, amounting to approximately Ps. 800,000, which will be payable on a monthly basis. At the end of the aforementioned period, the agreement may be terminated by mutual agreement of the parties.

(19)	Events (Unaudited) Subsequent to the Date of the Report of the Independent Auditors-

(a) On June 27, 2006 the Company and Banco Nacional de México, S. A. (‘‘Banamex’’) entered into an agreement for the prepayment of telecommunication services to be provided from July 1, 2006 to July 31, 2007. The advance payment amounted to Ps. 396,552, and Banamex charged Ps. 22,891, based on the 91-day TIIE rate of 7.325% plus a spread of three points, representing an annual rate of 10.325%. As part of this agreement, on June 30, 2006 Avantel signed an addendum for the rendering of MultiProtocol Label Switching (‘‘MPLS’’) services.

On September 29, 2006 the Company and Banamex entered into another agreement for the prepayment of telecommunication services from August 1, 2007 to July 15, 2008. The advance payment amounted to Ps. 350,746, and Banamex charged Ps. 48,648, based on the 91-day TIIE rate of 7.455% plus a spread of three hundred basic base points, representing an annual rate of 10.455%.

In addition, on September 29, 2006 the Company and Banamex entered into another agreement for the prepayment of maintenance of telecommunications equipment from September 1, 2006 to September 30, 2007. The advance payment amounted to Ps. 54,106, and Banamex charged Ps. 3,117, based on the 91-day TIIE rate of 7.455% plus a spread of three hundred basic base points, representing an annual rate of 10.455%.

(b) On August 31, 2006, the Federal Telecommunications Commission (‘‘COFETEL’’) issued a resolution that sets forth the interconnection conditions not agreed upon between Alestra, S. de R. L. de C. V. (‘‘Alestra’’), Radiomóvil DIPSA, S. A. de C. V. (‘‘Telcel’’) and Avantel, which establishes the interconnection rates that Alestra and Avantel should pay Telcel for commuted termination services of mobile telephone users under the ‘‘caller pays’’ (el que llama paga) model during the period from January 1, 2005 to December 31, 2010.

(c) On September 29, 2006, Avantel and Alestra Telecomunicaciones Inalámbricas, S. de R. L. de C. V. increased in Ps. 48,000 the capital stock of Conectividad Inalámbrica 7GHZ, S. de R. L. de C. V., associated company, by capitalizing equal amounts of liabilities.

(d) On October 1, 2006, the Company and Telmex entered into an agreement modifying the exclusive dedicated capacity and interconnection agreement dated January 2, 2006, described in note 18d, whereby the parties agree to extend the original contract term through October 1, 2011 on a compulsory basis, in the understanding that the terms and conditions set forth in the original agreement were applied from January 1 to September 30, 2006. Both parties agree not to modify the contracted capacity and infrastructure and to maintain them throughout the new term. From October 1, 2006 through the expiration date the monthly lease payment will be Ps. 14,931.

(e) On October 1, 2006, the Company and Telmex executed the ‘‘Fifth Modifying Agreement’’ to the framework agreements for providing the following services: Local- long-distance

F2-36

AVANTEL INFRAESTRUCTURA, S. DE R. L. DE C. V. AND SUBSIDIARIES
AND AVANTEL, S. DE R. L. DE C. V.
(Formerly Avantel, S. A. and Subsidiaries and
Avantel Servicios Locales, S. A., respectively)

NOTES TO COMBINED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
(Thousands of constant Mexican pesos as of September 30, 2006, except otherwise noted)

interconnection, Local-local interconnection, Interurban Transportation (Resale), Discounts on Private Links and Administrative Services, Link Delivery Times and Administrative Services.

(f) On October 1, 2006, the Company and Telmex entered into a payment agreement, whereby the former acknowledged it owed Telmex Ps. 791,139 at September 30, 2006, for services received. The Company agreed to settle such debt in the following terms: Ps. 206,802 on October 30, 2006, plus interest, Ps. 248,228 on November 29, 2006, plus interest, and the remainder plus earned interest on December 29, 2006. The agreement sets forth the payment dates in connection with the invoices for the months of November 2006 to December 2007 and provides as deadline 70 days after the delivery date of the invoices. Delivery dates will be modified should Banamex cease to control the Company. In case of default, the Company shall pay Telmex default interest at the monthly TIIE rate times 1.8 points on the unpaid balance, due necessarily on the following maturity date and, in the case of December 16, 2007, due date on the following day. Any other unpaid amounts, deemed payable, are due on the same date. Benefits derived from this modifying agreement amount to approximately Ps. 89,744, which Telmex shall pay in a maximum of three installments by December 22, 2006.

The Company undertakes to write a US$30 million bond by November 1, 2006 in favor of Telmex. Should Banamex loose control of the Company, the bond will be canceled and replaced by a letter of credit for US$25 million granted by the Company to Telmex. The Company has requested an extension for writing such bond.

(g) On October 26, 2006, Banco Nacional de México, S. A. (‘‘Banamex’’) and Axtel, S. A. de C. V. (‘‘Axtel’’) entered into a letter of intent, whereby Axtel expressed its intention to acquire the Company for US$500 million, as follows: US$310 million cash payment to the Company’s stockholders and assumption of a net debt of US$190 million. The Company expects this transaction will be completed before December 31, 2006, subject to the approval of the Shareholders’ Meeting of Axtel, government authorizations and the signing of the final documentation.

(20)	Recently issued accounting standards-

Through May 2004, the Accounting Principles Commission (Comisión de Principios de Contabilidad or CPC) of the Mexican Institute of Public Accountants was in charge of issuing accounting standards in Mexico. Those standards are contained in the Bulletins of Generally Accepted Accounting Principles (Bulletins), which are deemed standards, and in the Circulars, that are regarded as opinions or interpretations.

Beginning June 1, 2004, the aforementioned function was transferred to the Mexican Board for Research and Development of Financial Reporting Standards (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera or CINIF). CINIF is an entity whose objectives are to develop Financial Reporting Standards (FRS) in Mexico, that are useful to both issuers and users of financial information, as well as to achieve as much consistency as possible with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board.

Through December 2005, CINIF has issued eight series A and one series B Financial Reporting Standards. Therefore, Mexican FRS currently include both the standards issued by CINIF and the Bulletins and Circulars issued by CPC, that have not been revised, substituted or superseded by the new FRS.

The principal changes included in the aforementioned FRS, which are effective for fiscal years beginning after December 31, 2005, are the following:

(a) Donations received are included in the results of operations, instead of in contributed capital.

F2-37

AVANTEL INFRAESTRUCTURA, S. DE R. L. DE C. V. AND SUBSIDIARIES
AND AVANTEL, S. DE R. L. DE C. V.
(Formerly Avantel, S. A. and Subsidiaries and
Avantel Servicios Locales, S. A., respectively)

NOTES TO COMBINED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
(Thousands of constant Mexican pesos as of September 30, 2006, except otherwise noted)

(b) Elimination of special and extraordinary items, classifying income statement items as ordinary and non-ordinary.

(c) Retroactive recognition of the effects of changes in particular standards.

(d) Disclosure of the authorized date for issuance of financial statements, as well as the officer or body authorizing issuance.

F2-38

About AXTEL
AXTEL is a Mexican telecommunications company that provides local and long distance telephony, broadband Internet, data and built-to-suit communications solutions in 19 cities and long distance telephone services to business and residential customers in over 200 cities. The nineteen cities in which AXTEL currently provides local services are Mexico City, Monterrey, Guadalajara, Puebla, Leon, Toluca, Queretaro, San Luis Potosi, Aguascalientes, Saltillo, Ciudad Juarez, Tijuana, Torreón (Laguna Region), Veracruz, Chihuahua, Celaya, Irapuato, Tampico and Cuernavaca.

Visit AXTEL on the web at www.axtel.com.mx

F2-39